As filed with the Securities and Exchange Commission on April 5, 2006

Registration No. 333-132454

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Dynegy Inc.

(Exact name of registrant as specified in its charter)

Illinois	4911	74-2928353
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1000 Louisiana, Suite 5800

Houston, Texas 77002

(713) 507-6400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. Kevin Blodgett, Esq.

General Counsel, Executive Vice President, Administration and Secretary

Dynegy Inc.

1000 Louisiana, Suite 5800

Houston, Texas 77002

(713) 507-6400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert F. Gray, Jr., Esq. Mayer, Brown, Rowe & Maw LLP 700 Louisiana Street, Suite 3600 Houston, Texas 77002 Telephone: (713) 221-1651 Facsimile: (713) 632-1867	Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000 Facsimile: (212) 474-3700

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the Offer described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus and Solicitation Statement may be changed. We may not complete the offer to convert and issue these securities until the registration statement filed with the Securities and Exchange Commission (the “SEC”) is effective. This Prospectus and Solicitation Statement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION; DATED APRIL 5, 2006

P R O S P E C T U S   A N D   S O L I C I T A T I O N   S T A T E M E N T

OFFER TO CONVERT

Dynegy Inc.

4.75% Convertible Subordinated Debentures due 2023

for

Cash and Shares of Dynegy Inc. Class A Common Stock

and

CONSENT SOLICITATION

Dynegy Inc. (“Dynegy”) hereby offers to convert all of its outstanding 4.75% Convertible Subordinated Debentures due 2023 (the “Debentures”) to shares of Class A common stock, no par value per share, of Dynegy and cash, upon the terms and subject to the conditions specified in this Prospectus and Solicitation Statement (the “Prospectus”) and the related Letter of Transmittal and Consent (the “Letter of Transmittal and Consent” and, together with this Prospectus, the “Offer”). The Debentures are currently convertible at a rate of 242.6595 shares of Class A common stock for each $1,000 principal amount of Debentures, which is equivalent to a conversion price of approximately $4.1210 per share (subject to specified adjustments). Subject to the terms and conditions of the Offer, registered holders of Debentures (“Holders”) who validly tender (and do not withdraw) their Debentures for conversion at or prior to 5:00 p.m., New York City time, on April 13, 2006 will receive for each $1,000 principal amount of Debentures the following “Offer Consideration”:

•	242.6595 shares of our Class A common stock issuable upon conversion of the Debentures;

•	a premium of $193.85 payable in cash (the “Premium”); and

•	accrued and unpaid interest from February 15, 2006 up to, but not including, the Payment Date (as defined below), which is expected to be approximately $7.92 payable in cash.

In connection with the Offer, we are also soliciting (the “Consent Solicitation”), upon the terms and subject to the conditions specified in this Prospectus, consents (the “Consents”) from the Holders to proposed amendments to the indenture under which the Debentures were issued, to eliminate the cross-default and cross-acceleration provisions contained therein (the “Proposed Amendments”), as more particularly described in “The Offer and Consent Solicitation—The Proposed Amendments.” Any Holder that tenders Debentures pursuant to the Offer must also deliver a Consent to the Proposed Amendments. Holders may not deliver consents to the Proposed Amendments without tendering Debentures. Holders that validly tender their Debentures pursuant to the Offer will be deemed to have validly delivered their Consents to the Proposed Amendments by such tender. Although our acceptance of Debentures for conversion is not subject to any minimum tender condition, the Proposed Amendments will only be effective if we receive valid Consents from holders of a majority in aggregate principal amount of the Debentures.

Our Class A common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “DYN.” The last reported sale price of our Class A common stock on April 4, 2006 was $4.87 per share.

This Offer and Consent Solicitation will expire at 5:00 p.m., New York City time, on April 13, 2006, unless extended or terminated by us (such time and date, as the same may be extended, the “Expiration Date”). Holders must validly tender their Debentures for conversion at or prior to the Expiration Date to receive the Offer Consideration.

None of Dynegy, the conversion agent, the information agent, the dealer manager or any other person is making any recommendation as to whether you should tender your Debentures or deliver Consents pursuant to this Offer and Consent Solicitation.

SEE “ RISK FACTORS” BEGINNING ON PAGE 12 FOR A DISCUSSION OF FACTORS THAT YOU SHOULD CONSIDER WITH RESPECT TO THIS OFFER AND CONSENT SOLICITATION.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued upon conversion of the Debentures or this transaction, passed upon the merits or fairness of this transaction, or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The Dealer Manager for the Offer and Consent Solicitation is:

Citigroup

                    , 2006

You should rely only on the information contained or incorporated by reference in this Prospectus. Neither we nor the dealer manager has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus or in any document incorporated by reference herein is accurate only as of the date appearing on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

This Prospectus incorporates by reference important business and financial information about us that is not included in or delivered with this document. See “Documents Incorporated by Reference.” This information is available without charge to you upon written or oral request to: Dynegy Inc., 1000 Louisiana, Suite 5800, Houston, Texas 77002, (713) 507-6400, Attention: Investor Relations. To obtain timely delivery, you must request the information no later than five business days before the expiration date of the Offer. Unless extended or earlier terminated by us, the expiration date of the Offer is 5:00 p.m., New York City time, on April 13, 2006.

In this Prospectus, “we,” “us,” “our,” “Dynegy” and “Company” refer to Dynegy Inc. and its subsidiaries, unless the context requires otherwise.

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UNCERTAINTY OF FORWARD-LOOKING STATEMENTS AND INFORMATION

This Prospectus includes statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward-looking statements.” All statements included or incorporated by reference in this Prospectus, other than statements of historical fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements represent our reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially from those contemplated by the statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “project,” “forecast,” “plan,” “may,” “will,” “should,” “expect” and other words of similar meaning. In particular, these include, but are not limited to, statements relating to the following:

•	projected operating or financial results, including anticipated cash flows from operations;

•	expectations regarding capital expenditures, interest expense and other payments;

•	beliefs about commodity pricing;

•	strategies to capture opportunities presented by rising commodity prices and strategies to manage our risk exposure to energy price volatility while reducing our hedging;

•	plans to achieve fuel-related, general and administrative, and other targeted cost savings;

•	beliefs and assumptions relating to our liquidity position, including our ability to satisfy or refinance our significant debt maturities and other obligations before or as they come due;

•	strategies to address our substantial leverage, to access the capital markets, or to obtain additional financing or more favorable financing terms;

•	measures to compete effectively with industry participants;

•	beliefs and assumptions about market competition, fuel supply, power demand, generation capacity and regional recovery of the wholesale power generation market;

•	coal and fuel oil inventories;

•	beliefs about the outcome of legal and administrative proceedings, including the matters involving the western power and natural gas markets, environmental and master netting agreement matters, and the investigations primarily relating to our past trading practices;

•	assumptions about prospective regulatory developments;

•	expectations regarding environmental matters, including cost of compliance and availability and adequacy of emission credits;

•	application of the proceeds from the sale of our Midstream natural gas business;

•	positioning our power generation business for future growth; and

•	our ability to complete our exit from the customer risk management business and the costs associated with this exit.

Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, many of which are beyond our control, including those set forth under the heading “Risk Factors.”

ii

In addition, there may be other factors that could cause our actual results to be materially different from the results referenced in the forward-looking statements. Many of these factors will be important in determining our actual future results. Consequently, no forward-looking statement can be guaranteed. Our actual future results may vary materially from those expressed or implied in any forward-looking statements.

All forward-looking statements contained in this Prospectus are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are made.

MARKET AND INDUSTRY DATA

Certain market and industry data included or incorporated by reference in this Prospectus has been obtained from third party sources that we believe to be reliable. We have not independently verified such third party information and cannot assure you of its accuracy or completeness. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Uncertainty Regarding Forward-Looking Statements and Information” and “Risk Factors” in this Prospectus.

iii

SUMMARY

This summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this Prospectus. Because this is a summary, it may not contain all of the information you should consider before deciding whether or not to tender your Debentures and deliver your Consents pursuant to the Offer and Consent Solicitation. You should read this entire Prospectus carefully, including the section entitled “Risk Factors,” as well as the documents incorporated herein by reference, before making a decision regarding the Offer and Consent Solicitation. See “Where You Can Find More Information.”

The Company

Our primary business is the production and sale of electric energy, capacity and ancillary services from our 12,820 MW fleet (21 plants) of owned or leased power generation facilities. The majority of our assets are located in the Midwest, New York, Texas and the Southeast. Our diverse power generation facilities generate electricity by burning coal, natural gas or oil. We sell electric energy, capacity and ancillary services by various means: (1) primarily through bilateral negotiated contracts with third parties and into regional central markets, and (2) with lesser volumes through structured wholesale over-the-counter markets and directly to end-use customers.

We also have a customer risk management (CRM) business. After the termination of our Sterlington long-term wholesale power tolling contract (the “Sterlington Toll Contract”) on March 7, 2006, our CRM business primarily consists of Kendall, the segment’s remaining power tolling arrangement, as well as our legacy physical gas supply contracts, gas supply and gas transportation contracts and gas, power and emissions trading positions.

On October 31, 2005, we sold our other principal business, Dynegy Midstream Services, Limited Partnership (“DMSLP”), a natural gas liquids production and marketing enterprise, to Targa Resources.

We are a holding company incorporated in Illinois and conduct substantially all of our business operations through our subsidiaries. Our principal executive office is located at 1000 Louisiana Street, Suite 5800, Houston, Texas 77002, and our telephone number at that office is (713) 507-6400. Our website is located at www.dynegy.com. The information on, or accessible through, our website is not a part of, or incorporated by reference in, this Prospectus.

Purpose and Contemplated Benefits of the Offer and Consent Solicitation

We are making this Offer in order to encourage Holders to tender their Debentures for conversion (and to deliver related Consents to the Proposed Amendments) before the expiration of the Offer. We believe that the conversion of the Debentures will improve our capitalization on a consolidated basis by increasing our outstanding equity and reducing our indebtedness.

Financing of the Offer

Assuming full participation, we will need approximately $45,397,500 in cash to fund the cash portions of the Offer Consideration (including payment of accrued interest of approximately $1,781,250 on the Debentures). We will use cash on hand to make these payments. Accordingly, the Offer is not conditioned on the obtaining of financing. The shares of Class A common stock to be issued in the Offer are available from our authorized but unissued shares of Class A common stock.

Recent Developments

Termination of Sterlington Toll Contract

On December 23, 2005, we and our wholly-owned subsidiary Dynegy Power Marketing Inc. (“DYPM”) entered into an agreement with Quachita Power LLC (“Quachita”), a joint venture of GE Energy Financial Services and Cogentrix Energy, Inc., to terminate our Sterlington long-term wholesale power tolling contract with Quachita (the “Sterlington Toll Contract”). The Sterlington Toll Contract, which was entered into on June 1, 2000, required DYPM to make certain fixed and variable payments to Quachita and in return Quachita committed to produce and deliver to DYPM electricity from its 835-megawatt Sterlington, Louisiana natural gas-fired power generating station. Under the terms of the agreement, which closed on March 7, 2006, we paid Quachita approximately $370 million (the “Sterlington Payment”) to eliminate approximately $456 million in capacity payment obligations through 2012 and approximately $295 million in additional capacity payment obligations that would arise if Quachita exercised its option to extend the contract through 2017. We recorded a fourth quarter pre-tax charge of approximately $364 million (approximately $229 million after-tax) associated with this termination.

Senior Secured Credit Facility

On March 6, 2006, we and our principal financing subsidiary, Dynegy Holdings Inc. (“DHI”), entered into a third amended and restated credit agreement (the “Senior Secured Credit Facility”) with Citicorp USA, Inc. and JPMorgan Chase Bank, N.A., as co-administrative agents, JP Morgan Chase Bank, N.A., as collateral agent, Citigroup Global Markets Inc. and JP Morgan Securities Inc., as joint lead arrangers, and the other financial institutions parties thereto as lenders. The Senior Secured Credit Facility replaced DHI’s former cash-collateralized letter of credit facility with a $400 million revolving credit facility thereby permitting the return to DHI of $335 million plus accrued interest in cash collateral securing the former letter of credit facility (the “Cash Collateral Return”). The Senior Secured Credit Facility is secured by substantially all of the assets of DHI, as borrower, and certain of its subsidiaries, as subsidiary guarantors, and certain of the assets of Dynegy, as parent guarantor. Letters of credit issued under the former letter of credit facility will be continued under the Senior Secured Credit Facility and, if consummated, our pending letter of credit facility discussed below.

The revolving credit facility matures March 6, 2009. Borrowings under the revolving credit facility bear interest, at DHI’s option, at either the base rate, which is calculated as the higher of Citibank’s publicly announced base rate and the federal funds rate in effect from time to time plus 0.50%, or the Eurodollar rate, in each case, plus an applicable margin. The applicable margin is 1% per annum for base rate loans and 2% percent per annum for Eurodollar loans. An unused commitment fee of 0.50% is payable on the unused portion of the revolving credit facility.

The Senior Secured Credit Facility contains mandatory prepayment provisions associated with specified asset sales and dispositions (including as a result of casualty or condemnation) and the receipt of proceeds by DHI and certain of its subsidiaries of any permitted additional non-recourse indebtedness. Commencing in 2008 with respect to the fiscal year ending December 31, 2007, each year DHI will be required to apply toward the prepayment of the loans and the permanent reduction of the commitments under the revolving credit facility (or to posting cash collateral in lieu thereof), a portion of its excess cash flow as calculated under the Senior Secured Credit Facility for the prior fiscal year. This portion will be 50% initially and will fall to 25% when and if DHI’s leverage ratio is less than or equal to 3.50 to 1.00.

The Senior Secured Credit Facility contains affirmative covenants and negative covenants and events of default. Subject to certain exceptions, DHI and its subsidiaries are subject to restrictions on incurring additional indebtedness, limitations on capital expenditures and limitations on dividends and other payments in respect of capital stock. The Senior Secured Credit Facility also contains certain financial covenants, including a minimum cash equivalents covenant that requires DHI and certain of its subsidiaries to maintain at all times cash equivalents in an aggregate principal amount of no less than $1 billion and a leverage ratio of secured debt to adjusted EBITDA, as defined in the Senior Secured Credit Facility, of no greater than 9.0:1 through December 31, 2006, no greater than 7.5:1 during 2007, and no greater than 7.0:1 during 2008 and thereafter.

Dynegy Holdings Inc. Offer to Purchase Second Priority Senior Secured Notes

On March 15, 2006, DHI commenced a tender offer and consent solicitation (the “SPN Tender Offer”) for all $225 million of DHI’s outstanding Second Priority Senior Secured Floating Rate Notes due 2008 (the “2008 Notes”), all $625 million of DHI’s 9.875% Second Priority Senior Secured Notes due 2010 (the “2010 Notes”) and all $900 million of DHI’s 10.125% Second Priority Senior Secured Notes due 2013 (the “2013 Notes” and, collectively with the 2008 Notes and the 2010 Notes, the “Second Priority Notes”). The SPN Tender Offer is scheduled to expire on April 11, 2006.

The consideration per $1,000 principal amount of the 2008 Notes tendered and accepted for purchase pursuant to the SPN Tender Offer will be $1,015. The consideration per $1,000 principal amount of the 2010 Notes and the 2013 Notes tendered and accepted for purchase pursuant to the SPN Tender Offer will be $1,069.83 and $1,115.70, respectively. Each tendering holder will also receive accrued and unpaid interest on its Second Priority Notes up to, but not including, the applicable payment date.

In connection with the SPN Tender Offer, DHI is soliciting consents to (i) certain proposed amendments to the indenture pursuant to which the Second Priority Notes were issued, which would eliminate substantially all of the restrictive covenants, eliminate or modify certain events of default and eliminate or modify related provisions and (ii) the release of certain liens securing the obligations of DHI and the guarantors of the Second Priority Notes under the indenture pursuant to which the Second Priority Notes were issued. DHI has offered to make a cash consent payment of $30 per $1,000 principal amount of Second Priority Notes to holders who validly tendered their Second Priority Notes and delivered their consents prior to 5:00 p.m., New York City time, on March 28, 2006.

On March 28, 2006, we and DHI announced that DHI had received tenders and consents for approximately 67% of the outstanding 2008 Notes, approximately 98.2% of the outstanding 2010 Notes and approximately 99.9% of the outstanding 2013 Notes. The completion of the SPN Tender Offer is conditioned upon, among other conditions, DHI’s consummation of one or more new debt financings on terms satisfactory to DHI in an aggregate gross principal amount not less than $750 million.

New Long-term Debt

On March 29, 2006, DHI entered into a purchase agreement for the sale of $750,000,000 aggregate principal amount of its 8.375% Senior Unsecured Notes due 2016 (the “New Senior Notes”) to several initial purchasers in connection with a private offering (the “Senior Notes Offering”) pursuant to Rule 144A and Regulation S under the Securities Act. The closing of the Senior Notes Offering is expected to occur on or about April 12, 2006, subject to customary closing conditions. DHI will pay interest on the Notes on May 1 and November 1 of each year, beginning on November 1, 2006. The New Senior Notes, which will not be redeemable at DHI’s option prior to maturity, will mature on May 1, 2016. The New Senior Notes will be DHI’s senior unsecured obligations and will rank equal in right of payment to all of DHI’s existing and future senior unsecured indebtedness, and will be senior to all of DHI’s existing and any of its future subordinated indebtedness. Dynegy will not guarantee the New Senior Notes, and the assets and operations that Dynegy owns through subsidiaries other than DHI will not support the New Senior Notes. In connection with the closing of the Senior Notes Offering, DHI and the Purchasers will enter into a registration rights agreement pursuant to which DHI will agree to offer to exchange the New Senior Notes for a new issue of substantially identical notes registered under the Securities Act or, under certain circumstances, file a shelf registration statement covering the resale of the New Senior Notes.

Assuming full participation in the SPN Tender Offer by the holders of the Second Priority Notes, DHI will need to obtain $750 million in additional funds to finance the SPN Tender Offer. The net proceeds of the Senior Notes Offering, together with cash on hand, will be used by DHI to consummate the SPN Tender Offer. We refer to the financing of the SPN Tender Offer as the “New Long-term Debt.”

Letter of Credit Facility

Pursuant to the Commitment Letter Citigroup Global Markets Inc. and JPMorgan Securities Inc. have also agreed to use their commercially reasonable efforts to assemble a syndicate of lenders to provide us with a term letter of credit facility (the “Term L/C Facility”) in an aggregate principal amount of up to $200 million to provide for the issuance of letters of credit to be used for general corporate purposes. The Term L/C Facility will have a maturity date of January 31, 2012.

Acquisition and Sale

On March 31, 2006, our indirect subsidiary, Termo Santander Holding, L.L.C., completed the purchase of NRG Energy, Inc.’s 50% interest in the Rocky Road facility, and NRG completed the purchase of our wholly-owned subsidiary, DPC II Inc.’s, 50% interest in WCP (Generation) Holdings LLC. We received net proceeds from the transactions of approximately $160 million.

The Offer and Consent Solicitation

The Company	Dynegy Inc.

The Debentures

4.75% Convertible Subordinated Debentures due 2023, of which $225,000,000 aggregate principal amount was outstanding as of March 31, 2006. The Debentures are governed by an Indenture dated as of August 11, 2003, among Dynegy Inc., as issuer, Dynegy Holdings Inc., as guarantor, and Wilmington Trust Company, as trustee (the “Indenture”).

The Offer

We are offering to convert, upon the terms and subject to the conditions described in this Prospectus and in the accompanying Letter of Transmittal and Consent, any and all outstanding Debentures to shares of our Class A common stock and cash. Holders who validly tender (and do not withdraw) their Debentures for conversion at or prior to 5:00 p.m., New York City time, on April 13, 2006 will receive, for each $1,000 principal amount of Debentures, the following Offer Consideration:

•	242.6595 shares of Class A common stock issuable upon conversion of the Debentures;

•	a premium of $193.85 payable in cash; and

•	accrued and unpaid interest from February 15, 2006 up to, but not including, the Payment Date, which is expected to be approximately $7.92 payable in cash.

Consent Solicitation

In connection with the Offer, we are also soliciting Consents from Holders to the Proposed Amendments. The Proposed Amendments are proposed amendments to eliminate the cross-default and cross-acceleration provisions contained in the Indenture. Any Holder that tenders Debentures pursuant to this Offer must also deliver a Letter of Transmittal and Consent. Holders may not deliver Consents without tendering Debentures. Holders that validly tender (and do not withdraw) their Debentures pursuant to the Offer will be deemed to have validly delivered their Consents by such tender. A Holder may not revoke a Consent without withdrawing the previously tendered Debentures to which such Consent relates.

Conditions to the Offer and Consent Solicitation

The Offer and Consent Solicitation is subject to specified conditions as set forth in this Prospectus, including, without limitation, that the registration statement of which this Prospectus is a part has been declared effective by the SEC prior to the Expiration Date. We may waive any and all of the conditions to the Offer and Consent Solicitation, other than the registration statement effectiveness condition. Although our acceptance of Debentures for conversion is not subject to any minimum tender condition, the Proposed Amendments will be effective only if we receive valid consents from holders of a majority in aggregate principal amount of the Debentures. See “The Offer and Consent Solicitation—Conditions to the Offer and Consent Solicitation.”

Purpose and Contemplated Benefits of the Offer and Consent Solicitation

We are making this Offer and Consent Solicitation in order to encourage Holders to tender their Debentures for conversion (and to deliver related Consents to the Proposed Amendments) before the expiration of the Offer and Consent Solicitation. We believe that the conversion of the Debentures will improve our capitalization on a consolidated basis by increasing our outstanding equity and reducing our indebtedness.

Accrued and Unpaid Interest

Holders that validly tender (and do not withdraw) their Debentures in the Offer (and deliver related Consents in the Consent Solicitation) will receive a cash payment of accrued and unpaid interest from February 15, 2006 up to, but not including, the Payment Date.

Expiration Date

5:00 p.m., New York City time, on April 13, 2006, or such later time and date to which the Offer is extended by us, unless the Offer is earlier terminated by us. This is the deadline for Holders to tender Debentures pursuant to the Offer and deliver related Consents pursuant to the Consent Solicitation. We may extend the expiration date for any reason in our sole discretion. If we decide to extend the expiration date of the Offer, we will announce any extensions by press release or other permitted means no later than 9:00 a.m., New York City time, on the business day after the scheduled expiration of the Offer. See “The Offer and Consent Solicitation—Expiration Date.”

Payment Date

This date is expected to be a date promptly following the Expiration Date. Payments of the Offer Consideration will be made on this date, subject to the terms and conditions set forth in this Prospectus and the accompanying Letter of Transmittal and Consent.

Termination of the Offer and Consent Solicitation

We reserve the right to terminate the Offer and Consent Solicitation at any time and from time to time prior to the Expiration Date under specified circumstances and, in the case of specified circumstances relating to governmental approvals, up to the Acceptance Date. See “The Offer and Consent Solicitation—Conditions to the Offer and Consent Solicitation.”

Amendment of the Offer and Consent Solicitation

We reserve the right to amend any of the terms of the Offer and Consent Solicitation, provided that we will comply with applicable laws that may require us to extend the Offer as a result of material changes in the terms of the Offer.

Procedure for Tendering Debentures and Delivering Related Consents

If you wish to participate in the Offer and your Debentures are held by a custodial entity, such as a bank, broker, dealer, trust company or other nominee, you must instruct that custodial entity to tender your Debentures on your behalf pursuant to the procedures of that custodial entity. If your Debentures are registered in your name, you must complete, sign and date the accompanying Letter of Transmittal and Consent, or a facsimile thereof, according to the instructions contained in this Prospectus and the Letter of Transmittal and Consent. You must also mail or otherwise deliver the Letter of Transmittal and Consent, or a facsimile thereof, together with the Debentures and any other required documents, to the conversion agent at its address listed on the back cover page of the Letter of Transmittal and Consent.

Custodial entities that are participants in The Depository Trust Company, or “DTC”, must tender Debentures through the Automated Tender Offer Program maintained by DTC, known as “ATOP,” by which the custodial entity and the beneficial owner on whose behalf the custodial entity is acting agree to be bound by the Letter of Transmittal and Consent. A Letter of Transmittal and Consent need not accompany tenders effected through ATOP. See “The Offer and Consent Solicitation—Procedure for Tendering Debentures and Delivering Consents.”

Guaranteed Delivery Procedures

Holders who wish to tender their Debentures but cannot deliver their Debentures or any other documents required by the Letter of Transmittal and Consent or any other related document to the conversion agent at or prior to the Expiration Date (or complete the procedure for book-entry transfer on a timely basis) may tender their Debentures according to the guaranteed delivery procedures described in the Letter of Transmittal and Consent. See “The Offer and Consent Solicitation—Procedure for Tendering Debentures and Delivering Consents.”

Withdrawal Rights

Tenders of Debentures may be validly withdrawn at any time at or prior to the Expiration Date. A valid withdrawal of tendered Debentures at or prior to the Expiration Date will constitute the valid revocation of the related Consent. A Holder may not revoke a Consent without withdrawing the previously tendered Debentures to which such Consent relates. In the event of a termination of the Offer, the Debentures previously tendered pursuant to the Offer will be promptly returned to the tendering holders and the related Consents will be revoked, and the Offer Consideration will not be paid or become payable. In addition, tenders may be withdrawn if we have not accepted for payment Debentures tendered for conversion at any time after 12:00 a.m., New York City time, on May 10, 2006. See “The Offer and Consent Solicitation—Withdrawal of Tendered Debentures and Revocation of Consents.”

Use of Proceeds	We will not receive any proceeds from the Offer.

Federal Income Tax Consequences

U.S. Holders (as defined in this Prospectus) who accept the Offer should recognize interest income on the cash paid in respect of accrued interest on the Debentures to the extent not previously included in income and gain for U.S. federal income tax purposes equal to the lesser of (i) the Premium and (ii) the excess of the fair market value of the Class A common stock (including fractional shares) and the Premium over the beneficial owner’s adjusted tax basis in the Debentures tendered in the exchange. The IRS may take the position that the conversion pursuant to the Offer is not a recapitalization but instead a conversion of the Debentures pursuant to their terms and that the entire Premium in that circumstance would be recognized as ordinary income. Non-U.S. Holders (as defined in this Prospectus), however, who accept the offer generally will not be subject to U.S. federal income tax on gain unless (i) the gain is, or is treated as, effectively connected with the conduct of a trade or business within the United States by the non-U.S. Holder or (ii) in the case of a non-U.S. Holder who is a nonresident alien individual and holds the Debentures as a capital asset, the Holder is present in the United States for 183 or more days in the taxable year and other requirements are met. For Holders who do not accept the Offer, we do not believe the elimination of the cross-default and cross-acceleration provisions in the indenture under which the Debentures were issued would result in a taxable event for U.S. federal income tax purposes. See “Material United States Federal Income Tax Consequences.”

Market Price and Trading	On April 4, 2006, the closing price for our Class A common stock on the NYSE was $4.87 per share. The Debentures are not currently traded on any national securities exchange.

Dealer Manager	Citigroup Global Markets Inc. is the dealer manager for the Offer and Consent Solicitation. Its address and telephone numbers are located on the back cover of this Prospectus.

Conversion Agent	Wilmington Trust Company is the conversion agent for the Offer and Consent Solicitation. Its address and telephone numbers are located on the back cover of this Prospectus.

Information Agent	Global Bondholder Services Corporation is the information agent for the Offer and Consent Solicitation. Its address and telephone numbers are located on the back cover of this Prospectus.

Fees and Expenses	We will pay all fees and expenses that we incur in connection with the Offer and Consent Solicitation. See “Fees and Expenses.”

Regulatory Approvals

We may not complete the Offer until the registration statement of which this Prospectus is a part is declared effective by the SEC. We are not aware of any other material regulatory approvals necessary to complete the Offer, other than the obligation to file a Schedule TO with the SEC and otherwise comply with applicable securities laws.

No Appraisal Rights	Holders who do not tender their Debentures pursuant to the Offer will have no appraisal rights under applicable state law or otherwise.

Questions

Any questions regarding the Offer and Consent Solicitation, including the procedure for tendering Debentures and delivering related Consents, should be directed to the information agent or the dealer manager at the addresses and telephone numbers located on the back cover of this Prospectus. Beneficial owners may also contact their brokers, dealers, commercial banks, trust companies or other nominees through which they hold Debentures with questions and requests for assistance.

Proposed Amendments

Currently, if (a) we default under any of our indebtedness (or if DHI or any of our other significant subsidiaries defaults under a guarantee of that indebtedness) because we fail to pay principal, interest or premiums under that indebtedness, or (b) any of our indebtedness (including guarantees of that indebtedness by DHI and any of our other significant subsidiaries) is accelerated, then an event of default under the Indenture will occur if that total indebtedness equals or exceeds $50 million in aggregate principal amount and the applicable default and/or acceleration is not remedied or waived before the acceleration of the Debentures under the terms of the Indenture. In connection with the Offer, we are soliciting Consents from Holders to amend the Indenture to eliminate this event of default. See “The Offer and Consent Solicitation—The Proposed Amendments.”

Summary Historical and Unaudited Pro Forma Financial Data

The following summary historical financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been derived from our historical consolidated financial statements incorporated by reference in this Prospectus. The following summary historical financial data as of December 31, 2003 have been derived from our historical consolidated financial statements which are not included in, or incorporated by reference in, this Prospectus. The following unaudited pro forma statement of operations data give effect to the Offer (assuming full participation), the New Long-term Debt, the Term L/C Facility, the SPN Tender Offer (assuming full participation), the Cash Collateral Return and the Sterlington Payment, in each case as if it had been consummated on January 1, 2005. The following unaudited pro forma balance sheet data give effect to the Offer (assuming full participation), the New Long-term Debt, the Term L/C Facility, the SPN Tender Offer (assuming full participation), the Cash Collateral Return and the Sterlington Payment in each case as if it had been consummated on December 31, 2005. The pro forma information is based on historical data and is not necessarily indicative of future results.

The summary historical financial data and unaudited pro forma financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 incorporated by reference in this Prospectus. The unaudited pro forma financial data set forth below should also be read in conjunction with “Unaudited Pro Forma Condensed Consolidated Financial Data” beginning on page 37. Historical results are not necessarily indicative of results that may be expected for any future period. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 includes a restatement of our consolidated balance sheet and our consolidated statement of stockholders’ equity as of December 31, 2004 and periods prior to 2004. This restatement is reflected in all periods presented in this Prospectus.

	Year Ended December 31,			Pro Forma Year Ended December 31, 2005
	2003	2004	2005
				(unaudited)
	(Dollars in millions)
Statement of Operations Data:
Revenues	$2,599	$2,451	$2,313	$2,313
Depreciation and amortization expense	(373)	(235)	(220)	(220)
Goodwill impairment	(311)	—	—	—
Impairment and other charges	(225)	(78)	(46)	(46)
General and administrative expenses	(315)	(330)	(468)	(468)
Operating loss	(769)	(100)	(838)	(838)
Interest expense	(503)	(453)	(389)	(314)
Income tax benefit	296	172	395	449
Loss from continuing operations	(813)	(180)	(804)	(916)
Basic earnings (loss) per share from continuing operations	$0.53	$(0.53)	$(2.13)	$(2.12)
Diluted earnings (loss) per share from continuing operations	$0.50	$(0.53)	$(2.13)	$(2.12)
Weighted average shares outstanding for basic EPS calculation	374	378	387	442
Weighted average shares outstanding for diluted EPS calculation	423	504	513	513
Cash dividends per common share	$—	$—	$—	$—
Ratio of earnings to fixed charges	(a)	(a)	(a)	(a)

(a)	For the years ended December 31, 2003, 2004 and 2005, earnings were insufficient to cover fixed charges by $1,128 million, $426 million, and $1,131 million, respectively. For the pro forma year ended December 31, 2005, earnings were insufficient to cover fixed charges by $1,297 million.

	December 31,			Pro Forma December 31, 2005
	2003	2004	2005
				(unaudited)
	(Dollars in millions)
Balance Sheet Data:
Current assets	$3,074	$2,728	$3,706	$2,063
Current liabilities	2,450	1,802	2,116	1,746
Property and equipment, net	8,178	6,130	5,323	5,323
Total assets	12,801	9,843	10,126	8,667
Long-term debt (excluding current portion)	5,893	4,332	4,228	3,199
Notes payable and current portion of long-term debt	331	34	71	71
Total stockholders’ equity	1,975	1,956	2,153	2,186
Book value per basic share outstanding (1)	$5.24	$5.12	$5.36	$5.44

(1)	Basic shares outstanding at December 31, 2003, 2004 and 2005 are 377 million, 382 million and 402 million, respectively.

RISK FACTORS

In deciding whether to tender your Debentures pursuant to the Offer and to deliver related Consents pursuant to the Consent Solicitation, we urge you to read this Prospectus and the documents incorporated by reference into this Prospectus carefully. See “Where You Can Find More Information.” You should also consider the risk factors described below.

Risks Related to the Offer

If you do not convert your Debentures pursuant to the Offer, Debentures you retain may become less liquid as a result of the consummation of the Offer.

If a significant percentage of the Debentures is converted in the Offer, the liquidity of the trading market for the Debentures, if any, after the completion of the Offer may be substantially reduced. Any Debentures converted will reduce the aggregate number of Debentures outstanding. As a result, the Debentures may trade at a discount to the price at which they would trade if the transactions contemplated by this Prospectus were not consummated, subject to prevailing interest rates, the market for similar securities and other factors. The smaller outstanding aggregate principal amount of the Debentures may also make the trading prices of the Debentures more volatile. We cannot assure you that an active market in the Debentures will exist or be maintained and we cannot assure you as to the prices at which the Debentures may trade if the Offer is consummated.

Because the number of shares of Class A common stock that you receive in the Offer is fixed, the value of the shares of Class A common stock at the time you receive them could be less than their value at the time you tender your Debentures.

In the Offer, each $1,000 principal amount of Debentures will be converted to 242.6595 shares of Class A common stock (in addition to a cash premium and accrued and unpaid interest on such amount as described in this Prospectus). This is a fixed ratio. The Offer does not provide for an adjustment in the conversion ratio even if there is an increase or decrease in the trading price of our Class A common stock between the date of this Prospectus and the Expiration Date. The trading price of our Class A common stock will likely be different on the Expiration Date than it is as of the date of this Prospectus and could decline because of ordinary trading fluctuations as well as changes in our business, operations and prospects, market reactions to the Offer and Consent Solicitation, general market economic conditions and other factors.

Upon consummation of the Offer, Holders who validly tender (and do not withdraw) their Debentures pursuant to the Offer will lose their rights under the Debentures, including their rights to future interest and principal payments with respect to their Debentures and their rights as our creditors.

If you validly tender (and do not withdraw) your Debentures pursuant to the Offer, you will be giving up all of your rights as a Holder, including, without limitation, rights to future payment of principal and interest on the Debentures, and you will cease to be a creditor of Dynegy. The Class A common stock that you may receive in the Offer will be junior in right of payment to claims of Dynegy’s creditors (including holders of Debentures) and preferred stockholders. If we were to file for bankruptcy, Holders would generally be entitled to be paid prior to holders of Class A common stock. As a holder of Class A common stock, your investment will be subject to debt claims against us and to all of the risks and liabilities affecting our, and our operating subsidiaries’, operations. The trading price of our Class A common stock could decline as a result of various factors, including our results of operations, financial condition and business prospects.

Our Board of Directors is not making a recommendation as to whether you should tender your Debentures for conversion or deliver Consents pursuant to the Offer and Consent Solicitation, and we have not obtained a third-party determination that the Offer is fair to Holders.

Our Board of Directors is not making a recommendation as to whether you should convert your Debentures pursuant to the Offer or deliver Consents pursuant to the Consent Solicitation. We have not obtained a third-party determination that the Offer is fair to Holders. We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the Holders for purposes of negotiating the terms of the Offer or preparing a report concerning the fairness of the Offer.

If the Consent Solicitation is successful and we consummate the Offer, Holders who continue to hold their Debentures will not have the benefit of certain default provisions currently included in the Indenture.

Currently, if (a) we default under any of our indebtedness (or if DHI or any of our other significant subsidiaries defaults under a guarantee of that indebtedness) because we fail to pay principal, interest or premiums under that indebtedness, or (b) any of our indebtedness (including guarantees of that indebtedness by DHI and any of our other significant subsidiaries) is accelerated, then an event of default under the Indenture will occur if that total indebtedness equals or exceeds $50 million in aggregate principal amount and the applicable default and/or acceleration is not remedied or waived before the acceleration of the Debentures under the terms of the Indenture. In connection with the Offer, we are soliciting Consents from Holders to amend the Indenture to eliminate this event of default. Holders who validly tender (and do not withdraw) their Debentures in the Offer will be deemed to have delivered their Consents to the Proposed Amendments. If Holders representing at least a majority in principal amount of the Debentures outstanding tender their Debentures and related Consents, the Proposed Amendments will be approved. If the Proposed Amendments are approved, and a supplemental indenture is executed by us and the trustee under the Indenture to evidence such amendments, continuing Holders will be bound by the amended Indenture even if such Holders did not give their consents and will not have the benefit of the Indenture provision eliminated by the amendments.

The IRS may take the position that a conversion pursuant to the Offer is not a recapitalization for tax purposes.

It is the opinion of the Company’s counsel, Mayer, Brown, Rowe & Maw LLP, that the tender of the Debentures in exchange for the Conversion Consideration and Class A common stock should be treated for U.S. federal income tax purposes as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code in which an amount not in excess of the Premium generally would be capital gain (except to the extent of any accrued market discount) as more fully described herein under “Material United States Federal Income Tax Consequences—U.S. Federal Income Tax Consequences of Conversion Pursuant to the Offer.” However, as further explained in that section, the IRS may take the position that conversion pursuant to the Offer is not a recapitalization for U.S. federal income tax purposes but instead a conversion of the Debentures pursuant to their terms and that the entire Premium in that circumstance would be recognized as ordinary income for U.S. federal income tax purposes.

Risks Related to Our Business

Future changes in commodity prices may materially adversely impact our financial condition, results of operations and cash flows.

The price we can obtain for the sale of power may not rise at the same rate, or may not rise at all, to match a rise in fuel costs. Our profitability depends in large part on the difference between the price of power and the price of fuel used to generate power, or “spark spread.” Prices for both electricity and fuel have been very volatile in the past year and the prices for electricity, coal, natural gas and fuel oil are significantly higher than they were two years ago. Changes in market prices for natural gas, coal and fuel oil may result from many factors, including the following:

•	weather conditions, including deviations from average temperatures and major weather events, such as hurricanes;

•	seasonality;

•	demand for energy commodities and general economic conditions, including the demand for fuel;

•	disruption of electricity, gas or coal transmission or transportation, storage, infrastructure or other constraints or inefficiencies;

•	the addition of new generating capacity or the retirement of existing generating capacity, or the temporary unavailability of generating capacity for maintenance and other reasons;

•	availability of competitively priced alternative energy sources;

•	availability and levels of storage and inventory for fuel stocks;

•	natural gas, crude oil, refined products and coal production levels;

•	the creditworthiness or bankruptcy or other financial distress of market participants;

•	changes in market liquidity;

•	natural disasters, wars, embargoes, acts of terrorism and other catastrophic events; and

•	federal, state and foreign governmental regulation and legislation including regulatory-imposed price caps.

Adverse changes in market prices for fuel, and a resulting negative impact on market prices for power, could materially adversely impact our financial condition, results of operations and cash flows.

Because our power generation facilities operate mostly without long-term power sales agreements and because wholesale power prices are subject to significant volatility, our revenues and profitability are subject to significant fluctuations.

Most of our facilities operate as “merchant” facilities without long-term sales agreements. Without long-term power agreements, we cannot be sure that we will be able to sell any or all of the electric energy, capacity or ancillary services from our facilities at commercially attractive rates or that our facilities will be able to operate profitably. This could lead to decreased financial results as well as future impairments of our property, plant and equipment or to the retirement of certain of our facilities resulting in economic losses and liabilities.

Because we largely sell electric energy, capacity and ancillary services into the wholesale energy spot market or into other power markets on a short-term basis, we are not guaranteed any rate of return on our capital investments. Rather, our financial condition, results of operations and cash flows are likely to depend, in large part, upon prevailing market prices for power and the fuel to generate such power. Wholesale power markets are subject to significant price fluctuations over relatively short periods of time and can be unpredictable.

Given the volatility of power commodity prices, to the extent we do not secure long-term sales agreements for the output of our power generation facilities, our revenues and profitability will be subject to increased volatility, and our financial condition, results of operations and cash flows could be materially adversely affected.

Because we generally do not hedge our long-term exposure to commodity price risks, we are vulnerable to decreases in power prices and increases in the price of natural gas, coal and fuel oil. To the extent we do engage in hedging activities, our models representing the market may be inaccurate.

We generally do not hedge our long-term exposure to commodity price risks. To the extent we are unable to mitigate our exposure to a diminishing spark spread, our financial condition, results of operations and cash flows may be materially adversely affected. In those instances where we do implement a hedging strategy, our internal models may not accurately represent the markets in which we participate, potentially causing us to make less favorable decisions.

Unauthorized hedging and related activities by our employees could result in significant losses.

Although we are exiting the customer risk management business and have adopted a strategy of entering into only limited hedges of our generation output, we continue to enter into some primarily short-term hedging and other risk management transactions relating to our physical production. We have adopted various internal policies and procedures designed to monitor these activities and positions to ensure that we maintain an overall position that is substantially balanced between our physical assets as compared to our purchase and sales commitments. These policies and procedures are designed, in part, to prevent unauthorized purchases or sales of products by our employees. We cannot assure, however, that these steps will detect and prevent all violations of our risk management policies and procedures, particularly if deception or other intentional misconduct is involved.

We are exposed to the risk of fuel and fuel transportation cost increases and interruptions in fuel supplies because some of our facilities do not have long-term coal, natural gas, or liquid fuel supply agreements.

Many of our power generation facilities purchase their fuel requirements under short-term contracts or on the spot market. Although we attempt to purchase fuel based on our known fuel requirements, we still face the risks of supply interruptions and fuel price volatility as fuel deliveries may not exactly match that required for energy sales, due in part to our need to pre-purchase fuel inventories for reliability and dispatch requirements.

Operation of many of our coal-fired generation facilities is highly dependent on our ability to procure coal. Power generators in the Midwest and the Northeast have experienced significant pressures on available coal supplies that are either transportation or supply related. While we believe our physical inventories and contractual commitments provide us with a stable coal supply, we are subject to physical delivery risks outside of our control. If we are unable to procure fuel for physical delivery at prices we consider favorable, our financial condition, results of operations and cash flows could be materially adversely affected.

Availability and cost of emission credits could materially impact our costs of operations.

In the ordinary course of operating our power generating facilities, we maintain, either by allocation or purchase, sufficient emission credits to support our operations. We use these credits to comply with emission caps imposed by various environmental laws under which we must operate. As individual credits are used, costs are recognized as operating expense. If we are unable to purchase sufficient emission credits to match our operational needs, we may have to curtail our operations such that we do not exceed our permitted emission caps. If such credits are available for purchase, but only at significantly higher prices, the purchase of such credits could materially increase our costs of operations in the affected markets.

Competition in wholesale power markets, together with an oversupply of power generation capacity, may have a material adverse effect on our financial condition, results of operations and cash flows.

We have numerous competitors and additional competitors may enter the industry. Our power generation business competes with other non-utility generators, as well as regulated utilities, unregulated subsidiaries of regulated utilities and other energy service companies in the sale of energy, as well as in the procurement of fuel, transmission services and transportation services. Aggregate demand for power may be met by generation capacity based on several competing technologies, such as gas-fired, coal-fired or nuclear generation, as well as power generating facilities fueled by alternative or renewable energy sources, including hydroelectric power, synthetic fuels, solar, wind, wood, geothermal, waste heat and solid waste sources. Regulatory initiatives designed to enhance renewable generation could increase competition from these types of facilities.

Although demand for electric capacity and energy generally has been increasing throughout the United States, a buildup of new electric generation facilities in recent years has resulted in an overabundance of power generation capacity in the regional markets we serve.

We also compete against other energy merchants on the basis of our relative operating skills, financial position and access to credit sources. Energy customers, wholesale energy suppliers and transporters often seek financial guarantees, credit support such as letters of credit, and other assurances that their energy contracts will be satisfied. Companies with which we compete may have greater resources in these areas. In addition, many of our current facilities are relatively old. Newer vintage plants owned by competitors are often more efficient than some of our plants, which may put some of our plants at a competitive disadvantage. Over time, some of our plants may become obsolete in their markets, or be unable to compete, because of the construction of new, more efficient plants.

Other factors may contribute to increased competition in wholesale power markets. New forms of capital and competitors have entered the industry in the last several years, including financial investors who perceive that asset values are at levels below their true replacement value. A number of generation facilities in the United States are now in the hands of lenders and investment companies. Furthermore, there have been several important mergers and asset reallocations in the industry, which could create powerful new competitors. Under any scenario, we anticipate that we will continue to face competition from numerous companies in the industry some of which have superior capital structures. Many companies in the regulated utility industry, with which the wholesale power industry is closely linked, are also restructuring or reviewing their strategies. Several of those companies are discontinuing their unregulated activities, seeking to divest their unregulated subsidiaries or attempting to have their regulated subsidiaries acquire assets out of their or other companies’ unregulated subsidiaries. This may lead to increased competition between the regulated utilities and the unregulated power producers within certain markets. The future of the wholesale power generation industry is unpredictable, but may include restructuring and consolidation within the industry, the sale, bankruptcy or liquidation of certain competitors, the re-regulation of certain markets or a long-term reduction in new investment into the industry. To the extent that competition increases, our financial condition, results of operations and cash flows may be materially adversely affected.

We anticipate that FERC will continue its efforts to facilitate the competitive energy marketplace throughout the country on several fronts but particularly by encouraging utilities to voluntarily participate in RTOs and ISOs, while state regulators will pursue their own initiatives. FERC is also reviewing ways in which it can encourage investment in transmission facilities and reform the rules and regulations governing access to the transmission grid, all of which could increase the number of competitors serving a given market. FERC’s regulation of wholesale markets, including changes in the manner in which transmission rates are calculated, also could affect our competitive posture. These regulatory initiatives may include significant revisions to existing regulation of the electric utility industry or selected products and services in some markets. Industry deregulation and privatization may not only continue to facilitate the current trend toward consolidation in the utility industry but also may encourage disaggregation of other vertically integrated utilities into separate generation, transmission and distribution businesses. As a result, our industry may be restructured with new kinds of specialized companies competing with us. We may not be able to respond in a timely or effective manner to the many changes in the power industry that may occur as a result of regulatory initiatives to increase competition. We are not able to predict future changes in regulation or the effect of any such changes on the general electricity market or our financial condition, results of operations and cash flows.

If we fail to implement our business strategy, our financial condition, results of operations and cash flows could be materially adversely affected.

Our future financial condition, results of operations and cash flows will depend in large part upon our ability to successfully implement our business strategy. Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, legal and regulatory developments, general economic conditions and energy price volatility in either electricity or fuel markets. As a result, we cannot be sure that we will be able to successfully implement our business strategy. In particular, we cannot be sure that we will be able to identify and pursue growth opportunities. Our ability to achieve our growth objectives and to effectively manage our growth will depend on a number of factors, including:

•	our liquidity, including any collateral posting requirements to which we are subject, and our ability to attract capital and financing on acceptable terms;

•	our ability to identify and pursue appropriate opportunities for growth; and

•	our ability to integrate any new businesses into our operations and take advantage of potential synergies.

Any failure to successfully implement our business strategy could materially adversely affect our financial condition, results of operations and cash flows. We may, in addition, decide to alter or discontinue certain aspects of our business strategy from time to time due to our success or failure in the marketplace.

The regional concentration of our business in the Midwest may increase the effects of adverse trends in that market.

A substantial portion of our business is located in the Midwest region of the United States. Changes in economic conditions in this market, including changing demographics, or oversupply of or reduced demand for power, could have a material adverse effect on our financial condition, results of operations and cash flows. A substantial portion of our net income is derived from our Baldwin facility. Any disruption of production at that facility could have a material adverse effect on our financial condition, results of operations and cash flows.

Under the terms of our current power purchase agreement with AmerenIP, which expires at the end of 2006, our Midwest coal plants are partially contracted to AmerenIP at a fixed price per megawatt hour. Beyond 2006, our results in the Midwest will be exposed to volatility in market prices, which could cause us to realize losses in a weak power price environment. For the year ended December 31, 2005, approximately 20% of our consolidated revenues were derived from transactions with AmerenIP.

We do not own, control or set the rates for the transmission facilities we use to deliver energy, capacity and ancillary services to our customers. Transmission capacity may not be available to us, the total costs of transmission may exceed our projections or cause us to forego transactions, and changes in the transmission grid could reduce our revenues.

We do not own or control the transmission facilities required to sell the wholesale power from our generation facilities. Furthermore, the rates for such transmission capacity are set by others and the market and thus are subject to changes, some of which could be significant. Transmission may not be available to support our contracted and short-term transactions, or the costs of such transmission may reduce our profits or make certain transactions unprofitable. Furthermore, changes in the transmission infrastructure within or connecting individual markets could reduce prices in those markets by increasing the amount of generating capacity competing to serve the same markets.

Our results of operations fluctuate on a seasonal and quarterly basis due to weather conditions.

We have historically sold less power and received lower prices for our products, and consequently earned less income, when weather conditions are milder. We expect that unusually mild weather in the future could diminish our results of operations and impair our financial condition. Weather conditions can affect both the prices we pay for fuel and the prices we receive for capacity, energy and other services, potentially increasing the volatility of our results of operations.

An event of loss and certain other events relating to our Dynegy Northeast Generation facilities could trigger a substantial obligation that would be difficult for us to satisfy.

We acquired the Dynegy Northeast Generation, or DNE, power generating facilities in January 2001 for $950 million. In May 2001, we entered into an asset-backed sale-leaseback transaction relating to these facilities to provide us with long-term acquisition financing. In this transaction, we sold for approximately $920 million four of six generating units comprising these facilities to Danskammer OL LLC and Roseton OL LLC, and we concurrently agreed to lease them back from these entities. We have no option to purchase the leased facilities at Roseton or Danskammer at the end of their lease terms, which end in 2035 and 2031, respectively. If one or more of the leases were to be terminated prior to the end of its term because of an event of loss, because it becomes illegal for the applicable lessee to comply with the lease, or because a change in law makes the facility economically or technologically obsolete, we would be required to make a termination payment in an amount sufficient to redeem the pass-through trust certificates related to the unit or facility for which the lease is terminated. As of December 31, 2005, the termination payment would be approximately $1 billion for all of our DNE facilities. If a termination of this type were to occur with respect to all of the DNE facilities, it could be difficult for us to raise sufficient funds to make this termination payment and therefore could have a material adverse effect on our financial condition, results of operations and cash flows.

Refurbishment and operation of power generation facilities involve significant risks that cannot always be covered by insurance or contractual protections and could have a material adverse effect on our financial condition, results of operations and cash flows.

We are exposed to risks related to breakdown or failure of equipment and processes, shortages of equipment and supply of material and labor, and operating performance below expected levels of output or efficiency. Older equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to keep it operating at optimum efficiency. This equipment is also likely to require periodic upgrading and improvement. Any unexpected failure, including failure associated with breakdowns, forced outages or any unanticipated capital expenditures could result in reduced profitability. In addition, if we make any “major modifications” to our power generation facilities, as defined under the new source review provisions of the federal Clean Air Act, we may be required to install “best available control technology” or to achieve the “lowest achievable emissions rate.” Any such modifications would likely result in substantial additional capital expenditures.

In addition, at some point, older facilities may need to be retired or decommissioned. The costs of decommissioning can be affected by future changes in law and regulations, as well as deviations from the expected physical state of such facilities. Therefore, we cannot be certain that we have adequately predicted, or reserved for, the full costs of any such retirements or decommissionings.

We cannot predict the level of capital expenditures that will be required due to changes in applicable reliability requirements, deteriorating facility conditions and unexpected events (such as natural disasters or terrorist attacks). The unexpected requirement of large capital expenditures could have a material adverse effect on our financial condition, results of operations and cash flows. Further, construction, expansion, modification and refurbishment of power generation facilities may interrupt production at our facilities or result in unanticipated cost overruns and may be impacted by factors outside our control, including:

•	supply interruptions;

•	work stoppages;

•	labor disputes;

•	weather interferences; and

•	unforeseen engineering, environmental and geological problems.

Our operations are subject to hazards customary to the power generation industry. We may not have adequate insurance or adequate contractual indemnities to cover all of these hazards.

We are subject to all risks inherent in the power generation industry. These risks include, but are not limited to, equipment breakdowns or malfunctions, explosions, fires, terrorist attacks, product spillage, weather, nature, and inadequate maintenance of rights-of-way, which could result in damage to or destruction of operating assets and other property, or could result in personal injury, loss of life or pollution of the environment, as well as curtailment or suspension of operations at the affected facility. We maintain general public liability, property/boiler and machinery and business interruption insurance in amounts that we consider to be appropriate for such risks. Such insurance is subject to deductibles and caps that we consider reasonable and not excessive given the current insurance market environment. Costs associated with these insurance coverages have increased significantly during recent periods and may continue to do so in the future. Occurrence of a significant event not fully insured or otherwise indemnified against by a third party, or the failure of a party to meet its indemnification obligations, could materially adversely affect our financial condition, results of operations and cash flows. While we currently maintain levels and types of insurance that we believe to be prudent under current insurance industry market conditions, our potential inability to maintain or secure these levels and types of insurance in the future could have a material adverse effect on our financial condition, results of operations and cash flows if an uninsured loss were to occur. No assurance can be given that we will be able to secure or maintain these levels of insurance in the future at rates we consider commercially reasonable.

Our business is subject to complex government regulation. Changes in these regulations or in their implementation may affect the costs of operating our facilities or our ability to operate our facilities, which may negatively impact our results of operations.

We are subject to extensive federal, state and local laws and regulations governing the generation and sale of energy commodities, as well as the discharge of materials into the environment and otherwise relating to the environment, health and safety protection. Compliance with these laws and regulations requires general and administrative expenses (including legal representation before agencies) and monitoring, capital and operating expenditures, including those related to pollution control equipment, emission fees, remediation obligations and permitting at various operating facilities. Furthermore, these regulations are subject to change at any time, and we cannot predict what changes may occur in the future or how such changes might affect any facet of our business.

FERC has issued a series of rules and proposed rules to implement provisions of the Energy Policy Act of 2005 which affect the electric and natural gas industries. These rules and proposed rules include changes in FERC’s review of mergers in the electricity sector, new provisions governing reliability in the electric sector, increased civil and criminal penalties for violations of relevant statutes and regulations and new regulations defining prohibited behavior and practices. FERC is also reviewing ways in which it can encourage investment in the transmission grid, changes in the rules governing access to that grid, and the operations of wholesale markets generally. These changes, combined with the repeal of the Public Utility Holding Company Act of 1935, will create further regulatory uncertainty.

Our costs for compliance with environmental laws are significant, and costs for compliance with new environmental laws could adversely affect our financial condition, results of operations and cash flows.

Our business is subject to extensive and frequently changing environmental regulation by federal, state and local authorities. Such environmental regulation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances into the environment. Existing environmental laws and regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions. Proposals currently under consideration, such as pending state and federal EPA regulatory proposals to regulate mercury emissions under Section 112 of the Clean Air Act or bills pending in Congress which would limit emissions of carbon dioxide and other so-called “greenhouse gases,” could, if and when adopted or enacted, require us to make substantial new capital and operating expenditures. If any of these events occur, our business, operations and financial condition could be materially adversely affected.

Many environmental laws require approvals or permits from governmental authorities before construction or modification of a project may commence or before wastes or other materials may be discharged into the environment. The process for obtaining necessary permits can be lengthy and complex and can sometimes result in the establishment of permit conditions that make the project or activity for which the permit was sought either unprofitable or otherwise unattractive. Even where permits are not required, compliance with environmental laws and regulations can require significant capital and operating expenditures. We are required to comply with numerous environmental laws and regulations, and to obtain numerous governmental permits when we are constructing, modifying and operating our facilities. Certain of our facilities, including our Baldwin facility, are also required to comply with the terms of consent decrees or other governmental orders. A consent decree relating to violations of the Clear Air Act at our Baldwin facility was approved by the court on May 27, 2005. This consent decree requires us to install, among other things, additional emission controls at our Baldwin, Vermilion and Havana plants. Thus, we expect to incur significant additional costs to comply with these requirements in the future. If we fail to comply with these requirements, we could be subject to civil or criminal liability and fines or could be forced to curtail or cease operations. In addition, we may be required to incur costs to remediate contamination from past releases of hazardous substances or wastes into the environment in connection with currently or previously owned or operated properties and any other properties at which we have generated, stored, disposed, treated or arranged for disposal of hazardous substances. Failure to comply with these statutes, rules and regulations may result in the assessment of administrative, civil and even criminal penalties. Furthermore, the failure to obtain or renew an environmental permit could prevent operation of one or more of our facilities. Existing regulations may be revised or reinterpreted and new laws and regulations may be adopted or become applicable to us or our facilities in a manner that may have a detrimental effect on our business. With the continuing trend toward stricter standards, greater regulation and more extensive permitting requirements, we expect that our capital and operating environmental expenditures will continue to be substantial and may increase in the future. We may not be able to obtain or maintain from time to time all required environmental regulatory permits or other approvals that we need to operate our business. If there is a delay in obtaining any required environmental regulatory approvals or permits or if we fail to obtain and comply with them, the operation of our facilities may be interrupted or become subject to additional costs.

The emission of certain substances is subject to licensing programs, which allow the trading of licenses under certain conditions. The costs of buying any necessary licenses could vary and have a material adverse effect on our financial condition, results of operations and cash flows.

Different regional power markets in which we compete or may compete in the future have changing transmission regulatory structures, which could materially adversely affect our performance in these regions.

Our financial condition, results of operations and cash flows are likely to be affected by differences in market and transmission regulatory structures in various regional power markets. Problems or delays that may arise in the formation and operation of new or maturing RTOs and similar market structures, or changes in geographic scope, rules or market operations of existing RTOs, may affect our ability to sell, the prices we receive, or the cost to transmit power produced by our generating facilities. Rules governing the various regional power markets may also change from time to time which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover, we are unable to assess fully the impact that these uncertainties may have on our business.

Acts of terrorism could have a material adverse effect on our financial condition, results of operations and cash flows.

Our generation facilities and the facilities of third parties on which they rely may be targets of terrorist activities, as well as events occurring in response to or in connection with such activities, that could result in full or partial disruption of the ability to generate, transmit or transport electricity or natural gas and/or cause environmental repercussions. Strategic targets, such as energy-related facilities, may be at greater risk of future terrorist activities than other domestic targets. Any such disruptions or environmental repercussions, if not covered by insurance, could result in a significant decrease in revenues or significant reconstruction or remediation costs, which could have a material adverse effect on our financial condition, results of operations and cash flows.

In the wake of the September 11, 2001 terrorist attacks on the United States, the Coast Guard has developed a security guidance document for marine terminals and has issued a security circular that defines appropriate countermeasures for protecting them and explains how the Coast Guard plans to verify that operators have taken appropriate action to implement satisfactory security procedures and plans. Using the guidelines provided by the Coast Guard, we have specifically identified our Havana, Danskammer and Roseton facilities as marine terminals and therefore potential terrorist targets. In compliance with the Coast Guard guidance, we performed vulnerability analyses on such facilities. Future analyses of our security measures may result in additional measures and procedures, which measures or procedures have the potential for increasing our costs of doing business. Regardless of the steps taken to increase security, however, we cannot be assured that these or other of our facilities will not become the subject of a terrorist attack.

Our financial condition, results of operations and cash flows could be adversely impacted by strikes or work stoppages by our unionized employees.

As of December 31, 2005, approximately 63% of the employees at Dynegy-operated facilities were subject to collective bargaining agreements with various unions that expire in 2007 and 2008. In the event that our union employees strike, participate in a work stoppage or slowdown or engage in other forms of labor strife or disruption, we would be responsible for procuring replacement labor or we could experience reduced power generation or outages. Our ability to procure such labor is uncertain. Strikes and work stoppages or our inability to negotiate future collective bargaining agreements on favorable terms could have a material adverse effect on our financial condition, results of operations and cash flows.

We reported a material weakness in our internal control over financial reporting that, if not remedied, could adversely affect our internal controls.

In connection with management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, management concluded that, as of December 31, 2005, we did not maintain effective internal control over our financial reporting due to a material weakness in our processes, procedures and controls related to the preparation, analysis and recording of the income tax provision. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 was audited by PricewaterhouseCoopers LLP, which expressed an unqualified opinion on management’s assessment and an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2005.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected. We previously reported in our 2004 Form 10-K that we did not maintain effective internal control over financial reporting as of December 31, 2004 due to the same material weakness discussed above. During 2005, actions were taken to remediate the material weakness reported in our 2004 Form 10-K. Despite these efforts, when making management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, we determined that those controls were still not operating effectively.

This control deficiency resulted in the restatement of our 2004 and 2003 annual consolidated financial statements, as well as year-end audit adjustments to the 2005 income tax provision. Further, this control deficiency could have resulted in a misstatement of the income tax provision and related deferred tax accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

We have taken steps to remediate the material weakness, and plan to take additional steps during 2006. Although we believe we have addressed the material weakness with the remedial measures we have implemented and plan to implement, the measures we have taken to date and any future measures may not remediate the material weakness reported and we may not be able to implement and maintain effective internal control over financial reporting in the future. In addition, additional deficiencies in our internal controls may be discovered in the future. Any failure to remediate the reported material weakness or to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure also could affect the ability of our management to certify that our internal controls are effective when it provides an assessment of our internal control over financial reporting, and could affect the results of our independent registered public accounting firm’s attestation report regarding our management’s assessment. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Risks Related to Investing in Our Common Stock

Our stock price has been volatile historically and may continue to be volatile. The price of our Class A common stock may fluctuate significantly, which may make it difficult for tendering Holders to resell the shares of our Class A common stock they receive upon conversion of the Debentures when desired or at attractive prices.

The trading price of our Class A common stock has been and may continue to be subject to wide fluctuations. The closing sale prices of our Class A common stock on the NYSE during 2006 (through April 4, 2006) has ranged from $4.72 to $5.72 per share and during 2005 ranged from $3.23 to $5.63 per share. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating or financial results, actions by various regulatory agencies, litigation, market perceptions of our financial reporting, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, news reports relating to us or trends in our industry or general economic conditions. This stock price volatility may make it difficult for tendering holders to resell the shares of our Class A common stock they receive upon conversion of the Debentures when desired or at attractive prices.

Provisions of the Illinois Business Corporation Act and our organizational documents may discourage an acquisition of us.

Our organizational documents and the Illinois Business Corporation Act, which we refer to as the “IBCA,” both contain provisions that will impede the removal of our directors and may discourage a third party from making a proposal to acquire us. For example, our board may, without the consent of our stockholders, issue preferred stock with greater voting rights than our Class A common stock. The existence of these provisions may also have a negative impact on the price of our Class A common stock. See “Description of Capital Stock —Anti-Takeover Effects of Illinois Law” for greater detail on the anti-takeover effects of the IBCA.

We have significant debt that could negatively impact our business.

Dynegy has and will continue to have a significant amount of debt outstanding. As of December 31, 2005, we had total consolidated debt (including lease obligations) of $5.2 billion, which consisted of the second priority senior secured notes and other debt, including other secured and unsecured facilities and certain operating leases of our subsidiaries. Our significant level of debt could:

•	make it difficult to satisfy our financial obligations, including debt service requirements;

•	limit our ability to obtain additional financing to operate our business;

•	limit our financial flexibility in planning for and reacting to business and industry changes;

•	impact the evaluation of our creditworthiness by counterparties to commercial agreements and affect the level of collateral we are required to post under such agreements;

•	place us at a competitive disadvantage compared to less leveraged companies;

•	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates and volatility in commodity prices; and

•	require us to dedicate a substantial portion of our cash flows to payments on our debt, thereby reducing the availability of our cash flow for other purposes including our operations, capital expenditures and future business opportunities.

Furthermore, we may incur additional indebtedness in the future. If new debt is added to our current debt levels and those of our subsidiaries, the related risks that we and they face could increase significantly. Although we expect that the refinancing activity we are currently undertaking, including the Offer, will reduce our total consolidated debt, we cannot assure you that any such reduction will occur. Even if our refinancing activity is successful, we will remain highly leveraged.

We expect that our non-investment grade status will continue to adversely affect our financial condition, results of operations and cash flows.

Our credit ratings are currently below investment grade and could be downgraded further. Our current non-investment grade ratings increase our borrowing costs, both by increasing the actual interest rates we are required to pay under any existing indebtedness and any debt in the capital markets that we are able to issue. Our credit ratings also require us to either prepay or post significant amounts of collateral in the form of cash and letters of credit to support our business. We cannot be sure that our credit ratings will improve, or that they will not decline, in the future.

Additionally, our non-investment grade status limits our ability to refinance our debt obligations and to access the capital markets. Should our ratings continue at their current levels, or should our ratings be further downgraded, we would expect these negative effects to continue and, in the case of a downgrade, become more pronounced.

The terms of our debt may severely limit our ability to plan for or respond to changes in our businesses.

The terms of our Senior Secured Credit Facility and our Second Priority Notes, and any New Long-term Debt we may enter into in connection with the financing of the SPN Tender Offer, or our Secured Debt, restrict our ability to take specific actions in planning for and responding to changes in our business without the consent of the lenders, even if such actions may be in our best interest. Our Secured Debt also require us to meet specific financial tests to issue debt and make restricted payments, among other things. Further, the senior debt associated with the Sithe Independence indenture prohibits cash distributions by Independence to its affiliates, including Dynegy, unless certain project reserve accounts are funded to specified levels and the required debt service coverage ratio is met. Our ability to comply with the covenants in our financing agreements, as they currently exist or as they may be amended, may be affected by many events beyond our control, and our future operating results may not allow us to comply with the covenants, or in the event of a default, to remedy that default. Our failure to comply with those financial covenants or to comply with the other restrictions in our financing agreements could result in a default, requiring such financing agreements (and by reason of cross-default or cross-acceleration provisions, our other indebtedness) to become immediately due and payable. If we are unable to repay those amounts or to otherwise cure the default, the holders of the indebtedness under our Secured Debt could proceed against the collateral granted to them to secure that indebtedness. If those lenders accelerate the payment of such indebtedness, we cannot assure that we could pay or refinance that indebtedness immediately and continue to operate our business.

Our access to the capital markets may be limited.

We may require additional capital from outside sources from time to time. The timing of any capital-raising transaction may be impacted by unforeseen events, such as strategic growth opportunities, legal judgments or regulatory requirements, which could require us to pursue additional capital in the near term. Our ability to obtain capital and the costs of such capital are dependent on numerous factors, including:

•	general economic and capital market conditions;

•	covenants in our existing debt and credit agreements;

•	credit availability from banks and other financial institutions;

•	investor confidence in us and the regional wholesale power markets;

•	our financial performance and the financial performance of our subsidiaries;

•	our levels of indebtedness;

•	our requirements for posting collateral under various commercial agreements;

•	our maintenance of acceptable credit ratings;

•	our cash flow;

•	provisions of tax and securities laws that may impact raising capital; and

•	our long-term business prospects.

We may not be successful in obtaining additional capital for these or other reasons. The failure to obtain additional capital from time to time may have a material adverse effect on our financial condition, results of operations and cash flows, and on our ability to execute our business strategy. An inability to access capital may limit our ability to pursue improvements or acquisitions that we may otherwise rely on for future growth.

We may not have adequate liquidity to post required amounts of additional collateral.

We use a significant portion of our capital resources, in the form of cash and letters of credit, to satisfy counterparty collateral demands. These counterparty collateral demands reflect our non-investment grade credit ratings and the counterparties’ views of our creditworthiness, as well as changes in commodity prices. If commodity prices change substantially, our liquidity could be severely strained by requirements under our commodity agreements to post additional collateral. In certain cases, our counterparties have elected to not require the posting of collateral to which they are otherwise entitled under certain agreements. However, those counterparties retain the right to request the posting of such collateral. Factors that could trigger increased demands for collateral include additional adverse changes in our industry, negative regulatory or litigation developments, adverse events affecting us, changes in our credit rating or liquidity, and changes in commodity prices for power and fuel. In addition, to the extent we do hedge against volatility in commodity prices, we may be exposed to additional collateral requirements without adequate liquidity to post required amounts of additional collateral. An increase in demands from our counterparties to post letters of credit or cash collateral may have a material adverse effect on our financial condition, results of operations and cash flows.

The ultimate outcome of unresolved legal proceedings and investigations relating to our past activities cannot be predicted. Any adverse determination could have a material adverse effect on our financial condition, results of operations and cash flows.

We are, or have in recent years been, a party to various material litigation matters and regulatory matters arising out of our business operations. These matters include, among other things, certain actions and investigations by the FERC and related regulatory bodies, litigation with respect to alleged actions in the western power and natural gas markets, a number of securities class action lawsuits that were settled in 2005, purported class action suits with respect to alleged violations of the Employment Retirement Income Security Act and various other matters. The ultimate outcome of pending matters cannot presently be determined, nor can the liability that could potentially result from a negative outcome in each case reasonably be estimated. Three significant matters are described below:

DNE is involved in litigation or administrative proceedings regarding the State Pollutant Discharge Elimination System, or SPDES, permits for two of our facilities, Roseton and Danskammer, in New York. In

April 2005, the New York State Department of Environmental Conservation, or NYSDEC, issued to DNE a draft SPDES Permit for the Roseton plant. The draft SPDES Permit contains provisions governing, among other things, the cooling water intake and the discharge of heated effluent water. In mid-2005, three organizations filed petitions for party status seeking to impose a permit requirement that the Roseton plant install a closed cycle cooling system. We believe that the Petitioners’ claims are without merit; however, given the high cost of installing a closed cycle cooling system, an adverse result in this proceeding could have a material adverse effect on our financial condition, results of operations and cash flows.

Danskammer’s SPDES Permit was issued for a five-year term in 1987. Prior to the expiration of the permit, an application to renew the SPDES Permit was filed. In November 2002, several environmental groups filed suit in the Supreme Court of the State of New York seeking, among other things, a declaratory judgment that the Danskammer SPDES Permit had expired because of alleged deficiencies in the renewal application process. In August 2004, the Court ruled that the SPDES Permit for our Danskammer facility was void, but stayed the enforcement of the decision pending further review by the Court or by the Appellate Division. In October 2004, we filed our appeal of the Court’s decision with the Appellate Division and are currently challenging the Court’s ruling voiding our permit. Oral argument before the Appellate Division occurred in September 2005, and a decision is expected in the first quarter 2006. If our appeal is ultimately unsuccessful, we may be required to suspend operations at our Danskammer facility until receipt of final approval of the renewal of our Danskammer SPDES Permit. We cannot predict with any certainty the outcome of these proceedings; however, an adverse outcome, particularly a requirement that we suspend operations at our Danskammer facility for any period of time, could have a material adverse effect on our financial condition, results of operations and cash flows.

We are a party to various suits that claim damages resulting from the alleged manipulation of gas index publications and prices by us and others. In each of these suits, the plaintiffs allege that we and other energy companies engaged in an illegal scheme to inflate natural gas prices by providing false information to gas index publications. All of the complaints rely heavily on the FERC and CFTC investigations into and reports concerning index-reporting manipulation in the energy industry. We cannot predict with certainty whether we will incur any liability in connection with these lawsuits; however, given the nature of the claims and the high costs of recent settlements of similar matters, an unfavorable result in any of these pending matters could materially adversely affect our financial condition, results of operations and cash flows.

Shortly before Enron’s bankruptcy filing in the fourth quarter of 2001, we determined that we had net exposure to Enron Corp. and its affiliates, including certain liquidated damages and other amounts relating to the termination of commercial transactions among the parties, of approximately $84 million. This exposure was calculated by setting off approximately $230 million owed from Dynegy entities to Enron entities against approximately $314 million owed from Enron entities to Dynegy entities. The master netting agreement between Enron and us and the valuation of the commercial transactions covered by the agreement, which valuation is based principally on the parties’ assessment of market prices for such period, remain subject to dispute. In the event that Enron prevails in its position that the master netting agreement is unenforceable, our potential liability to Enron could be approximately $216 million before interest, with as much as $220 million in unsecured Dynegy claims remaining to enforce against the bankruptcy estate. If the setoff rights are modified or disallowed, either by agreement or otherwise, the amount available for our entities to set off against sums that might be due Enron entities could be reduced materially. In fact, we could be required to pay to Enron the full amount that it claims to be owed, while we would be an unsecured creditor of Enron to the extent of our claims. Given the size of the claims at issue, an adverse result could have a material adverse effect on our financial condition, results of operations and cash flows.

The interests of Chevron may conflict with your interests.

At December 31, 2005, Chevron owned approximately 35.4% of the voting power of Dynegy (assuming conversion of all of the Class B common stock and Series C preferred stock beneficially owned by Chevron). By virtue of such stock ownership, Chevron has the power to influence our affairs and the outcome of matters required to be submitted to stockholders for approval. Chevron, as a preferred stockholder, may have interests that differ from those of holders of common stock.

Many of our senior officers have been promoted recently and have only worked together as a management team for a short period of time. In addition, a number of our senior officers have limited experience in management positions.

We have recently made several significant changes to our senior management team. In November 2005, we named a new Executive Vice President and Chief Financial Officer, who had been serving as our Senior Vice President and Treasurer since May 2004 and previously as our Senior Vice President and Controller from June 2003 to May 2004. In addition, we named a new General Counsel and Executive Vice President of Administration, who had been serving as our Senior Vice President of Human Resources since August 2004 and previously as our Group General Counsel-Corporate Finance & Securities from June 2003 to August 2004. We also named a new Executive Vice President, Strategic Planning and Corporate Business Development, who had been serving as Senior Vice President of that same group since July 2003. As a result of these recent changes in senior management, many of our officers have only worked together as a management team for a short period of time. The failure to successfully integrate the senior management team could have an adverse impact on our business operations. In addition, some of our officers and management have had limited experience in management positions. Their inexperience could negatively impact our financial condition, results of operations and cash flows.

QUESTIONS AND ANSWERS ABOUT THE OFFER AND CONSENT SOLICITATION

The following are some questions regarding the Offer and Consent Solicitation that you may have as a Holder and the answers to those questions. We urge you to read carefully this Prospectus and the related Letter of Transmittal and Consent because the information in this section is not complete.

Who is making the Offer?

Dynegy Inc., the issuer of the Debentures.

What securities are the subject of the Offer?

The securities that are the subject of the Offer are our 4.75% Convertible Subordinated Debentures due 2023. As of March 31, 2006, there was $225,000,000 in aggregate principal amount of Debentures outstanding.

What are the purpose and contemplated benefits of the Offer?

The purpose of the Offer is to encourage Holders to convert all of the Debentures to shares of our Class A common stock and cash, upon the terms and subject to the conditions specified in this Prospectus and the related Letter of Transmittal and Consent. We believe that the conversion of the Debentures will improve our capitalization on a consolidated basis by increasing our outstanding equity and reducing our indebtedness.

What is the purpose of the Consent Solicitation?

The purpose of the Consent Solicitation is to approve the Proposed Amendments and thereby eliminate the cross-default and cross-acceleration event of default in the Indenture with respect to any remaining Debentures. See “The Offer and Consent Solicitation—Principal Terms of the Offer and the Consent Solicitation.”

What is the market value of the Debentures?

The Debentures are not listed on any national or regional securities exchange or reported on a national quotation system. To the extent that the Debentures are traded, prices of Debentures may fluctuate greatly depending on the trading volume and balance between buy and sell orders. You are urged to contact your broker to obtain the best available information as to current market prices of the Debentures.

What is the recent market price of the Class A common stock into which the Debentures are convertible?

Our Class A common stock is traded on the NYSE under the symbol “DYN.” The last reported sale price of our Class A common stock on April 4, 2006 was $4.87 per share. Each $1,000 principal amount of the Debentures is convertible into 242.6595 shares of Class A common stock, which is equivalent to a conversion price of $4.1210 per share. See “Price Range of Class A Common Stock.”

What will I receive in the Offer if I tender Debentures for conversion and they are accepted?

For each $1,000 in principal amount of Debentures converted pursuant to the Offer, you will receive the Offer Consideration, which consists of:

•	242.6595 shares of Class A common stock;

•	a premium of $193.85 payable in cash; and

•	accrued and unpaid interest from February 15, 2006 up to, but not including, the Payment Date, which is expected to be approximately $7.92 payable in cash.

The Company is not required to issue any fractional shares of Class A common stock upon conversion of the Debentures. Instead, in lieu of fractional shares you shall receive a cash payment based upon the volume weighted average price of our Class A common stock during the five-day trading period immediately preceding the Expiration Date as calculated by the Company.

How does the cash payment I will receive if I participate in the Offer compare to the cash payments I will receive on Debentures if I do not participate in the Offer, or if I now or later convert my Debentures other than pursuant to the Offer?

If you do not tender Debentures pursuant to the Offer, you will be entitled to receive interest payments of 4.75% per annum, payable semi-annually in arrears on each February 15 and August 15 through maturity. You will also continue to have the right to convert your Debentures in accordance with their terms, subject to our right, on or after August 20, 2010, to redeem all or any portion of the Debentures at 100% of the principal amount of Debentures being redeemed, plus accrued and unpaid interest, if any, up to but not including the redemption date.

If your Debentures are converted pursuant to the Offer, you will no longer be entitled to semi-annual interest payments on your Debentures. However, for each $1,000 in principal amount of Debentures converted pursuant to the Offer, you will receive 242.6595 shares of Class A common stock, a cash premium of $193.85, and accrued and unpaid interest from February 15, 2006 up to, but not including, the Payment Date, payable in cash. If you convert your Debentures (whether now or later) other than pursuant to the Offer, you will not be entitled to receive the cash premium described above, or, if you convert prior to an interest payment date, unpaid interest accrued after the last date on which interest was paid on the Debentures.

Will I receive accrued and unpaid interest from and after February 15, 2006 to the Payment Date?

Although under the terms of the Debentures, we are not obligated to pay interest for a partial interest period on Debentures converted during that period, the Offer Consideration includes an amount equivalent to the amount of unpaid interest accrued from the day after the last interest payment date prior to the Payment Date, which last interest payment date was February 15, 2006, up to, but not including, the Payment Date.

How will fluctuations in the trading price of the Class A common stock affect the amount I will receive if I tender Debentures for conversion?

You will receive a fixed number of shares of our Class A common stock if you convert your Debentures pursuant to this Offer. If the market price of our Class A common stock declines, the value of the shares of our Class A common stock you will receive as part of the Offer Consideration will decline. The trading value of our Class A common stock could fluctuate depending upon any number of factors, including those specific to us and those that influence the trading prices of equity securities generally, many of which are beyond our control.

How will the Company fund the cash portion of the Offer Consideration?

Assuming full participation, we will need approximately $45,397,500 in cash to fund the cash portions of the Offer Consideration (including payment of accrued interest of approximately $1,781,250 on the Debentures). We will use cash on hand to make these payments.

When will I receive the Offer Consideration for tendering my Debentures pursuant to the Offer?

Assuming we do not terminate the Offer, Debentures validly tendered (and not withdrawn) pursuant to the Offer in accordance with the procedures set forth herein and in the Letter of Transmittal and Consent at or prior to the Expiration Date will, upon the terms and subject to the conditions of the Offer, be accepted for conversion and payment by us of the Offer Consideration, and payments will be made therefor on the Payment Date, which is expected to be promptly following the Expiration Date. If the Offer is not consummated, no such conversion will occur and no payments will be made.

Will the Class A common stock I receive upon conversion of the Debentures be freely tradable?

Yes. The Class A common stock issuable upon conversion will be listed on the NYSE under the symbol “DYN.” Generally, our Class A common stock issuable upon conversion will be freely tradable, unless you are an “affiliate” of ours, as that term is defined in the Securities Act of 1933, as amended (the “Securities Act”), or you have acquired your Debentures from an affiliate of ours in an unregistered transaction.

Can I still convert my Debentures into shares of Class A common stock if I do not participate in the Offer?

Yes. However, you will not receive the cash premium. In addition, if you convert prior to an interest payment date, you will not receive accrued interest for the period from the date of the last interest payment on the Debentures, whereas Holders whose Debentures are converted pursuant to the Offer will receive unpaid interest accrued from February 15, 2006 up to, but not including, the Payment Date for the Debentures. The number of shares of Class A common stock you would receive upon conversion of your Debentures pursuant to the Offer is the same number of shares of Class A common stock that you would have received if you exercised your conversion rights pursuant to the terms of the Indenture, subject to any adjustments to the conversion price that may be made pursuant to the terms of the Indenture following the Offer.

Are any Debentures held by the Company’s officers or directors?

No. To our knowledge, none of our directors or executive officers beneficially holds Debentures.

Is the Company making a recommendation regarding whether I should tender my Debentures for conversion pursuant to the Offer or deliver Consents?

We have not made, nor will we make a recommendation to any Holder, and we will remain neutral as to whether you should tender your Debentures for conversion pursuant to the Offer or deliver Consents to the proposed amendment to the Indenture pursuant to the Consent Solicitation. You must make your own investment decision regarding the Offer. We urge you to carefully read this Prospectus in its entirety, including the information set forth in the section entitled “Risk Factors,” and in the documents incorporated by reference herein before making a decision.

What are the conditions to the Offer and Consent Solicitation?

The Offer and Consent Solicitation is subject to applicable law and the conditions described under “The Offer and Consent Solicitation—Conditions to the Offer and Consent Solicitation.” The Offer is not conditioned upon any minimum principal amount of Debentures being tendered for conversion. However, the Proposed Amendments require the approval of Holders of a majority in principal amount of the outstanding Debentures. Accordingly, the Proposed Amendments will become effective only if Holders of at least a majority in principal amount of Debentures outstanding tender their Debentures and related Consent pursuant to the Offer and Consent Solicitation.

When does the Offer and Consent Solicitation expire?

The Offer and Consent Solicitation will expire at 5:00 p.m., New York City time, on April 13, 2006, unless extended or terminated by us.

Under what circumstances can the Offer and Consent Solicitation be extended, amended or terminated?

We may extend or amend the Offer and Consent Solicitation in our sole discretion, and we expressly reserve the right, subject to Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to delay acceptance for conversion of, or payment of Offer Consideration in respect of, Debentures, or to terminate the Offer and Consent Solicitation, in the event that certain conditions are not satisfied. See “The Offer and Consent Solicitation—Principal Terms of the Offer and Consent Solicitation and—Conditions to the Offer and Consent Solicitation.”

How will I be notified if the Offer and Consent Solicitation is extended?

Any extension, amendment or termination of the Offer and Consent Solicitation will be followed by public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which any public announcement may be made, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other public announcement or as required by applicable law.

What risks should I consider in deciding whether or not to tender Debentures pursuant to the Offer?

In deciding whether to participate in the Offer, you should carefully consider the discussion of risks and uncertainties affecting the Offer and our Class A common stock under the section entitled “Risk Factors” herein and in our documents incorporated by reference herein.

What are the material United States federal income tax consequences of the Offer?

Although the tax treatment of conversion of your Debentures pursuant to the Offer is uncertain, we intend to take the position that the tender of the Debentures in exchange for the Offer Consideration should be treated for U.S. federal income tax purposes as a “recapitalization.” For more information, please see the section of this Prospectus entitled “Material United States Federal Income Tax Consequences.” Tax matters are very complicated and the U.S. federal income tax consequences of the Offer to you will depend on your own personal circumstances and the treatment of the conversion of Debentures pursuant to the Offer under current U.S. federal income tax law, which is not entirely clear. We therefore urge you to consult your own tax advisor for a full understanding of the tax consequences of participating in the Offer.

Will the Company receive any proceeds from the Offer?

No.

How do I tender my Debentures for conversion pursuant to the Offer?

If your Debentures are held in the name of a broker, dealer or other nominee, the Debentures may be tendered for conversion by your nominee through the Depository Trust Company (“DTC”). If your Debentures are not held in the name of a broker, dealer or other nominee, you must tender your Debentures for conversion together with a completed Letter of Transmittal and Consent and any other documents required thereby or hereby, to the conversion agent, at or prior to the Expiration Date. For more information regarding the procedures for tendering your Debentures pursuant to the Offer, see “The Offer and Consent Solicitation—Procedure for Tendering Debentures and Delivering Consents.”

May I tender for conversion only a portion of the Debentures that I hold?

Yes. You do not have to tender all of your Debentures for conversion to participate in the Offer. However, you may tender Debentures for conversion only in integral multiples of $1,000 principal amount of the Debentures.

What happens if some or all of my Debentures are not accepted for conversion?

If we decide for any reason not to accept some or all of your Debentures, the Debentures not accepted by us will be returned to you, at our expense, promptly after the Expiration Date. See “The Offer and Consent Solicitation—Procedure for Tendering Debentures and Delivering Consents.”

What is the deadline and what are the procedures for withdrawing previously tendered Debentures?

Debentures previously tendered for conversion may be withdrawn at any time at or prior to the Expiration Date. For a withdrawal of tendered Debentures to be effective, a written, telegraphic or facsimile transmission with all the information required must be received by the conversion agent at or prior to 5:00 p.m., New York City time, on the Expiration Date at its address set forth on the back cover of this Prospectus. In addition, tenders may be withdrawn if we have not accepted for payment Debentures tendered for conversion at any time after 12:00 a.m., New York City time, on May 10, 2006. See “The Offer and Consent Solicitation—Withdrawal of Tendered Debentures and Revocation of Consents.”

Who do I call if I have any questions on how to tender my Debentures for conversion or any other questions relating to the Offer and Consent Solicitation?

Any requests for assistance in connection with the Offer or for additional copies of this Prospectus or related materials should be directed to the information agent. Any questions regarding the Offer should be directed to the dealer manager. Contact information for the information agent and the dealer manager is set forth on the back cover of this Prospectus. Beneficial owners may also contact their brokers, dealers, commercial banks, trust companies or other nominees through which they hold the Debentures with questions and requests for assistance.

PRICE RANGE OF CLASS A COMMON STOCK

Our Class A common stock is listed on the NYSE under the symbol “DYN.” The following table shows the high and low closing prices per share of our Class A common stock for the periods indicated, as reported on the NYSE composite transaction tape. On April 4, 2006, the last reported sale price of our Class A common stock was $4.87 per share. As of December 31, 2005, the book value per share of Class A common stock was $5.36 per share, or $5.13 per share adjusted for the additional shares of Class A common stock that may be issued upon conversion of the Debentures pursuant to the Offer (assuming full participation). As of March 31, 2006, our Class A common stock was held by approximately 19,269 holders of record, and the number of outstanding shares of our Class A common stock was 305,545,195 (excluding treasury shares). Assuming full participation, we would issue an additional 54.6 million shares of our Class A common stock pursuant to the offer.

Period		Price Range
		High	Low
2006
	Second Quarter (through April 4, 2006)	$4.87	$4.82
	First Quarter	$5.72	$4.72
2005
	Fourth Quarter	$5.07	$4.15
	Third Quarter	5.63	4.35
	Second Quarter	5.10	3.23
	First Quarter	4.75	3.62
2004
	Fourth Quarter	$5.86	$4.27
	Third Quarter	4.99	3.93
	Second Quarter	4.44	3.75
	First Quarter	5.15	3.46
2003
	Fourth Quarter	$4.35	$3.45
	Third Quarter	4.65	2.85
	Second Quarter	5.23	2.54
	First Quarter	2.63	1.29

DIVIDEND POLICY

Dividend payments on our common stock are at the discretion of our Board of Directors. We have not paid a dividend on our common stock since 2002. We do not foresee a declaration of dividends on our common stock in the near term, particularly given our financial condition and the dividend restrictions contained in our financing agreements. Specifically, we have agreed not to pay any dividends on our common stock under the terms of the Senior Secured Credit Facility. We have, however, continued to make the required dividend payments on our outstanding trust preferred securities.

The Series B Preferred Stock we issued to Chevron in November 2001 had no dividend requirement. Because of Chevron’s discounted conversion option, however, we accreted an implied preferred stock dividend over the redemption period, as required by GAAP.

We accrue dividends on our Series C preferred stock at a rate of 5.5% per annum. We accrued and made dividend payments on the Series C preferred stock during the year ended December 31, 2005 totaling approximately $22 million. Dividends are payable on the Series C preferred stock in February and August of each year, but we may defer payments for up to 10 consecutive semi-annual periods. Unless we have sufficient liquidity at the parent level, we may be required to defer payment of dividends on the Series C preferred stock beginning in August 2006.

USE OF PROCEEDS

We will not receive any proceeds from the Offer. Any Debentures that are validly tendered (and not withdrawn) pursuant to the Offer will be retired and cancelled.

RATIO INFORMATION

We have computed the ratio of earnings to fixed charges (a) on a historical basis for each of the fiscal years 2001, 2002, 2003, 2004 and 2005, and (b) on a pro forma basis for the fiscal year ended 2005 to give effect to this Offer, the SPN Tender Offer (assuming full participation), the New Long-term Debt, the Term L/C Facility, the Cash Collateral Return and the Sterlington Payment as if they had been consummated on January 1, 2005. For purposes of computing the ratio of earnings to fixed charges, “Earnings” consist of pre-tax earnings (losses) from continuing operations before adjustment for earnings (losses) from equity investees, plus fixed charges (excluding capitalized interest and preferred dividends). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest. “Preferred Dividends” represent the pre-tax earnings necessary to cover the dividends on our preferred stock, assuming such earnings are taxed at our consolidated effective tax rate. You should read the ratio information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 incorporated by reference in this Prospectus.

	Years Ended December 31,									Pro Forma Year Ended December 31, 2005
	2001	2002		2003		2004		2005
										(unaudited)
	(Dollars in millions)
Ratio of earnings (losses) to fixed charges	3.03	(a	)	(a	)	(a	)	(a	)	(a	)

(a)	For the years ended December 31, 2002, 2003, 2004 and 2005, earnings were insufficient to cover fixed charges by $1,376 million, $1,128 million, $426 million and $1,131 million, respectively. For the pro forma year ended December 31, 2005, earnings were insufficient to cover fixed charges by $1,297 million.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2005:

•	on a historical basis; and

•	as adjusted to give pro forma effect to this Offer (assuming full participation), the SPN Tender Offer (assuming full participation), the New Long-term Debt, the Term L/C Facility, the Cash Collateral Return and the Sterlington Payment.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto in our 2005 Annual Report on Form 10-K incorporated by reference in this Prospectus and the information set forth under “Unaudited Pro Forma Condensed Consolidated Financial Data.”

	As of December 31, 2005
	Historical	As adjusted
	(in millions)
Cash and cash equivalents	$1,549	$241
Restricted cash	397	62

Short-Term Debt:
Notes payable and current portion of long-term debt	71	71

Total Short-Term Debt	71	71

Long-Term Debt (excluding current portion) (1):
Senior Secured Credit Facility (2)	—	—
Term L/C Facility	—	200
New Long-term Debt	—	750
Senior Notes (3)	1,334	1,334
Second Priority Notes	1,754	—
Subordinated Debentures to affiliate (4)	200	200
Debentures	225	—
Sithe Energies Debt (5)	715	715

Total Long-Term Debt	4,228	3,199

Series C Preferred Stock	400	400
Stockholders’ Equity
Class A common stock	2,949	3,174
Class B common stock	1,006	1,006
Additional paid-in capital	51	51
Subscriptions receivable	(8)	(8)
Accumulated other comprehensive loss, net of tax	4	4
Accumulated deficit	(1,780)	(1,972)
Treasury stock, at cost	(69)	(69)

Total Stockholders’ Equity	2,153	2,186

Total Capitalization	$6,852	$5,856

(1)	Excludes $785 in future lease payments (discounted at 10%) under our leases of the Danskammer and Roseton generating facilities.
(2)	On March 6, 2006, we entered into a revolving credit facility providing for aggregate borrowings of up to $400 million under the terms of our Senior Secured Credit Facility. Excludes $259 million of letters of credit posted under our former cash-collateralized letter of credit facility as of December 31, 2005. Outstanding letters of credit under this $400 million revolving credit facility, which is not expected to be drawn at the closing of this Offer, reduce our ability to borrow under this facility on a dollar-for-dollar basis.
(3)	Comprising debt with a carrying amount of (a) $22 million of 7.45% Senior Notes due 2006, (b) $499 million of 6.875% Senior Notes due 2011, (c) $491 million of 8.75% Senior Notes due 2012, (d) $175 million of 7.125% Senior Debentures due 2018, and (e) $174 million of 7.625% Senior Debentures due 2026.
(4)	8.316% Subordinated Debentures due 2027 payable to our affiliate.
(5)	Comprising debt with a carrying amount of (a) $419 million of Subordinated Debt, 7.0% due 2034, (b) $57 million of Senior Notes, 8.5% due 2007, and (c) $409 million of Senior Notes, 9.0% due 2013.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been derived from our historical consolidated financial statements incorporated by reference in this Prospectus. The following selected historical consolidated financial data as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 have been derived from our historical consolidated financial statements which are not incorporated by reference in this Prospectus.

The selected historical consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 incorporated by reference in this Prospectus. Historical results are not necessarily indicative of results that may be expected for any future period. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 includes a restatement of our consolidated balance sheet and our consolidated statement of stockholders’ equity as of December 31, 2004 and periods prior to 2004. This restatement is reflected in all periods presented in this Prospectus. In addition, our historical consolidated financial statements as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, were impacted by significant items in each of the years presented, which are summarized in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Summary Financial Information.”

	Years Ended December 31,
	2001	2002	2003	2004	2005
	(in millions, except per share data)
Statement of Operations Data (1):
Revenues	$3,635	$2,109	$2,599	$2,451	$2,313
Depreciation and amortization expense	(368)	(378)	(373)	(235)	(220)
Goodwill impairment	—	(814)	(311)	—	—
Impairment and other charges	—	(176)	(225)	(78)	(46)
General and administrative expenses	(385)	(297)	(315)	(330)	(468)
Operating income (loss)	823	(1,146)	(769)	(100)	(838)
Interest expense	(201)	(241)	(503)	(453)	(389)
Income tax benefit (expense)	(320)	337	296	172	395
Net income (loss) from continuing operations	423	(1,217)	(813)	(180)	(804)
Income (loss) from discontinued operations (3)	(24)	(1,136)	81	165	912
Cumulative effect of change in accounting principles	2	(234)	40	—	(5)
Net income (loss)	$401	$(2,587)	$(692)	$(15)	$103
Net income (loss) applicable to common stockholders	359	(2,917)	321	(37)	81
Basic earnings (loss) per share from continuing operations	$1.17	$(4.23)	$0.53	$(0.53)	$(2.13)
Basic net income (loss) per share	1.10	(7.97)	0.86	(0.10)	0.21
Diluted earnings (loss) per share from continuing operations	$1.12	$(4.23)	$0.50	$(0.53)	$(2.13)
Diluted net income (loss) per share	1.06	(7.97)	0.78	(0.10)	0.21
Shares outstanding for basic EPS calculation	326	366	374	378	387
Shares outstanding for diluted EPS calculation	340	370	423	504	513
Cash dividends per common share	$0.30	$0.15	$—	$—	$—

Cash Flow Data:
Cash flows from operating activities	$550	$(25)	$876	$5	$(30)
Cash flows from investing activities	(3,828)	677	(266)	262	1,824
Cash flows from financing activities	3,450	(44)	(900)	(115)	(873)
Cash dividends or distributions to partners, net	(98)	(55)	—	(22)	(22)
Capital expenditures, acquisitions and investments	(4,687)	(981)	(338)	(314)	(315)

	December 31,
	2001	2002	2003	2004	2005
	(in millions)
Balance Sheet Data (2):
Current assets	$8,944	$7,574	$3,074	$2,728	$3,706
Current liabilities	8,538	6,748	2,450	1,802	2,116
Property and equipment, net	9,269	8,458	8,178	6,130	5,323
Total assets	25,074	20,020	12,801	9,843	10,126
Long-term debt (excluding current portion)	5,016	5,454	5,893	4,332	4,228
Notes payable and current portion of long-term debt	458	861	331	34	71
Serial preferred securities of a subsidiary	46	11	11	—	—
Subordinated debentures to affiliate	200	200	—	—	—
Series B Preferred Stock (4)	882	1,212	—	—	—
Series C Preferred Stock	—	—	400	400	400
Minority interest (5)	1,040	146	121	106	—
Capital leases not already included in long-term debt	29	15	—	—	—
Total stockholders’ equity	4,956	2,256	1,975	1,956	2,153

(1)	The following acquisitions were accounted for in accordance with the purchase method of accounting and the results of operations attributable to the acquired businesses are included in our financial statements and operating statistics beginning on the acquisitions’ effective date for accounting purposes:
•	Sithe Energies—February 1, 2005;
•	Northern Natural—February 1, 2002;
•	BGSL—December 1, 2001; and
•	iaxis—March 1, 2001.
(2)	The Sithe Energies, Northern Natural, BGSL, and iaxis acquisitions were each accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the effective dates of each transaction. See note (1) above for respective effective dates. See also note (3) below regarding the DMS sale.
(3)	Discontinued operations includes the results of operations from the following businesses:
•	Northern Natural (sold third quarter 2002);
•	U.K. Storage—Hornsea facility (sold fourth quarter 2002) and Rough facility (sold fourth quarter 2002);
•	DGC (portions sold in fourth quarter 2002 and first and second quarters 2003);
•	Global Liquids (sold fourth quarter 2002);
•	U.K. CRM (substantially liquidated in first quarter 2003); and
•	DMSLP. On October 31, 2005, we completed the sale of our Midstream natural gas business to Targa Resources Inc. for $2.35 billion in cash proceeds and a return of collateral of approximately $91 million. All periods presented in this Prospectus reflect our operations of DMSLP as Discontinued Operations in accordance with statement of Financial Accounting Standards No. 144.
(4)	The 2002 amount equals the $1.5 billion in proceeds related to the Series B Preferred Stock less the $660 million implied dividend recognized in connection with the beneficial conversion option plus $372 million in accretion of the implied dividend through December 31, 2002. The 2001 amount equals the $1.5 billion in proceeds less the $660 million implied dividend plus $42 million in accretion of the implied dividend through December 31, 2001.
(5)	The 2001 amounts include amounts relating to the Black Thunder Secured Financing. This financing involved our obligation to purchase the interest held by a third party on or before June 2005 which was recorded as an $850 million minority interest liability. We repaid the balance owed under this financing in August 2003.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated statement of operations has been derived from our historical consolidated financial statements for the year ended December 31, 2005 incorporated by reference in this Prospectus. The following unaudited pro forma condensed consolidated balance sheet gives effect to the Offer (assuming full participation), (b) the New Long-term Debt, the Term L/C Facility and the SPN Tender Offer (assuming full participation) (collectively, the “Concurrent Financing Transactions”), and (c) the Cash Collateral Return and the Sterlington Payment (collectively, the “Other Significant Transactions”), in each case as if they had been consummated on December 31, 2005. The following unaudited pro forma condensed consolidated statement of operations gives effect to the (a) the Offer (assuming full participation), (b) the Concurrent Financing Transactions and (c) the Other Significant Transactions, in each case as if they had been consummated on January 1, 2005.

The unaudited pro forma condensed consolidated financial data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position if the transactions described above had been consummated on the dates indicated, nor are they necessarily indicative of future operating results or financial position if the transactions described above are consummated.

The following unaudited pro forma condensed consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 incorporated by reference in this Prospectus. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 includes a restatement of our consolidated balance sheet and our consolidated statement of stockholders’ equity as of December 31, 2004 and periods prior to 2004. This restatement is reflected in all periods presented in this Prospectus.

DYNEGY INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of December 31, 2005

(in millions)

	Historical	Adjustments for Offer		Adjustments for Concurrent Financing Transactions		Adjustments for Other Significant Transactions		Pro Forma
ASSETS
Current Assets:
Cash and cash equivalents	$1,549	$(44	)a	$(1,222	)f	$(42	)l	$241
Restricted cash	397	—		—		(335	)m	62
Accounts receivable, net of allowance for doubtful accounts	611	—		—		—		611
Accounts receivable, affiliates	29	—		—		—		29
Inventory	214	—		—		—		214
Assets from risk-management activities	665	—		—		—		665
Deferred income taxes	14	—		—		—		14
Prepayments and other current assets	227	—		—		—		227

Total Current Assets	3,706	(44)		(1,222)		(377)		2,063

Property, Plant and Equipment	6,515	—		—		—		6,515
Accumulated depreciation	(1,192)	—		—		—		(1,192)

Property, Plant and Equipment, Net	5,323	—		—		—		5,323
Other Assets:
Unconsolidated investments	270	—		—		—		270
Restricted investments	85	—		—		—		85
Assets from risk-management activities	165	—		—		—		165
Intangible assets	392	—		—		—		392
Deferred income taxes	3	—		—		—		3
Term L/C Facility	—	—		200	g	—		200
Other long-term assets	182	(7	)b	(16	)h	7	n	166

Total Assets	$10,126	$(51)		$(1,038)		$(370)		$8,667

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$504	$—		$—		$—		$504
Accounts payable, affiliates	46	—		—		—		46
Accrued interest	159	—		—		—		159
Accrued liabilities and other current liabilities	649					(370	)o	279
Liabilities from risk-management activities	687	—		—		—		687
Notes payable and current portion of long-term debt	71	—		—		—		71

Total Current Liabilities	2,116	—		—		(370)		1,746

Long-term debt	4,028	(225	)c	(804	)i	—		2,999
Long-term debt to affiliates	200	—		—		—		200

Long-Term Debt	4,228	(225)		(804)		—		3,199
Other Liabilities:
Liabilities from risk-management activities	255	—		—		—		255
Deferred income taxes	545	(17	)d	(76	)j	—		452
Other long-term liabilities	429	—		—		—		429

Total Liabilities	7,573	(242)		(880)		(370)		6,081

Minority Interest	—	—		—		—		—
Redeemable Preferred Securities	400	—		—		—		400
Stockholders’ Equity
Class A common stock	2,949	225	c	—		—		3,174
Class B common stock	1,006	—		—		—		1,006
Additional paid-in capital	51	—		—		—		51
Subscriptions receivable	(8)	—		—		—		(8)
Accumulated other comprehensive income (loss), net of tax	4	—		—		—		4
Accumulated deficit	(1,780)	(34	)e	(158	)k	—		(1,972)
Treasury stock	(69)	—		—		—		(69)

Total Stockholders’ Equity	2,153	191		(158)		—		2,186

Total Liabilities and Stockholders’ Equity	$10,126	$(51)		$(1,038)		$(370)		$8,667

a.	Amount represents cash premium payable to holders of Debentures who convert Debentures into shares of Class A common stock (assuming full participation).
b.	Amount represents acceleration of amortization of previously capitalized Debenture issuance costs.
c.	Amounts represent carrying amount of Debentures converted into shares of Class A common stock (assuming full participation).
d.	Related tax effect for this Offer (assuming full participation).
e.	Amount represents cash premium described in (a) above and accelerated amortization of previously capitalized Debenture issuance costs described in (b) above, reduced by tax benefits calculated using an effective rate of 33%; our effective tax rate for the year ended December 31, 2005.
f.	Amount represents estimated $1,951 million of cash for SPN Tender Offer, $4 million of transaction costs associated with the SPN Tender Offer and $17 million of estimated transaction costs associated with the New Long-term Debt and Term L/C Facility, reduced by $750 million of cash received from the New Long-term Debt.
g.	Amount represents long-term asset reflecting our Term L/C Facility (assuming full $200 million of debt outstanding).
h.	Amount represents accelerated amortization of $33 million of previously capitalized SPN issuance costs reduced by capitalization of $17 million of estimated transaction costs incurred in connection with the New Long-term Debt and Term L/C Facility described in (f) above.
i.	Amount represents tender of Second Priority Notes with carrying value of $1,754 million offset by issuance of the New Long-term Debt with carrying value of $750 million and our Term L/C Facility (assuming full $200 million of debt outstanding).
j.	Related tax effects for Concurrent Financing Transactions (assuming full participation).
k.	Amount represents estimated $201 million cash premium payable to holders who tender their Second Priority Notes (assuming full participation), $2 million of transaction costs related to the SPN Tender Offer and $33 million of accelerated amortization of previously capitalized SPN issuance costs, reduced by tax benefits calculated using an effective rate of 33%; our effective tax rate for the year ended December 31, 2005.
l.	Amount represents release of restrictions on $335 million of collateral as a result of the terms of our Senior Secured Credit Facility, offset by the $370 million Sterlington payment and $7 million relating to estimated transaction cost for these Other Significant Transactions.
m.	Amount represents release of restrictions on $335 million of collateral as described in (l) above.
n.	Amount represents capitalized transaction costs associated with establishing our Senior Secured Credit Facility and resulting in the release of restrictions on $335 million of collateral as described in (l) and (m) above.
o.	Amount represents accrued liability previously established for the termination of the Sterlington Toll Contract.

DYNEGY INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

(in millions)

	Historical	Adjustments for Offer		Adjustments for Concurrent Financing Transactions		Adjustments for Other Significant Transactions	Pro Forma
Revenues	$2,313	$—		$—		$—	$2,313
Cost of sales, exclusive of depreciation shown separately below	(2,416)	—		—		—	(2,416)
Depreciation and amortization expense	(220)	—		—		—	(220)
Impairment and other charges	(46)	—		—		—	(46)
Loss on sale of assets, net	(1)	—		—		—	(1)
General and administrative expenses	(468)	—		—		—	(468)

Operating loss	(838)	—		—		—	(838)
Earnings from unconsolidated investments	2	—		—		—	2
Debt conversion expense	—	(44	)a	(197	)d	—	(241)
Interest expense	(389)	4	b	71	e	—	(314)
Other income and expense, net	26	—		—		—	26

Loss from continuing operations before income taxes	(1,199)	(40)		(126)		—	(1,365)
Income tax benefit	395	13	c	41	c		449

Loss from continuing operations	$(804)	$(27)		$(85)		$—	$(916)

Basic loss per share from continuing operations	$(2.13)						$(2.12)
Diluted loss per share from continuing operations	$(2.13)						$(2.12)
Basic shares outstanding	387						442
Diluted shares outstanding	513						513

a.	Amount represents cash premium payable to holders of Debentures to convert Debentures into shares of Class A common stock (assuming full participation).
b.	Amount represents $11 million of interest attributable to Debentures, reduced by $7 million of accelerated amortization of previously capitalized Debenture issuance costs.
c.	Amounts represent tax effect of proforma adjustments using a 33% effective rate; our effective tax rate for the year ended December 31, 2005.
d.	Amount represents cash premium payable to holders of Second Priority Notes as part of the SPN Tender Offer (assuming full participation).
e.	Amount represents $175 million of interest attributable to Second Priority Notes, reduced by $67 million of interest attributable to the New Long-term Debt and Term L/C Facility (assuming a fixed interest rate of 8.375% on $750 million of New Long-term Debt and a net interest rate of 2% on the Term L/C Facility), $33 million of accelerated amortization of previously capitalized SPN issuance costs and $2 million of transaction costs pertaining to the tender offer for the Second Priority Notes.

THE OFFER AND CONSENT SOLICITATION

Purpose and Contemplated Benefits of the Offer and Consent Solicitation

The purpose of the Offer and Consent Solicitation is to encourage conversion of the Debentures, and to obtain Consents to approve the Proposed Amendments and thereby eliminate the cross-default and cross-acceleration event of default in the Indenture with respect to any remaining Debentures. We believe that the conversion of the Debentures will improve our capitalization on a consolidated basis by increasing our outstanding equity and reducing our indebtedness.

Principal Terms of the Offer and Consent Solicitation

We hereby are offering, upon the terms and subject to the conditions described in this Prospectus and the accompanying Letter of Transmittal and Consent, to convert any and all outstanding Debentures for shares of our Class A common stock and cash. Subject to the terms and conditions of the Offer, Holders who validly tender (and do not withdraw) their Debentures for conversion at or prior to 5:00 p.m., New York City time, on April 13, 2006 will receive for each $1,000 principal amount of Debentures the following Offer Consideration:

•	242.6595 shares of our Class A common stock issuable upon conversion of the Debentures;

•	a premium of $193.85 payable in cash; and

•	accrued and unpaid interest from February 15, 2006 up to, but not including, the Payment Date, which is expected to be approximately $7.92 payable in cash.

In connection with the Offer, we are also soliciting, upon the terms and subject to the conditions set forth in this Prospectus and the Letter of Transmittal and Consent, Consents from the Holders to the Proposed Amendments, which are more fully described under “—The Proposed Amendments.” If at least a majority of the aggregate principal amount of the outstanding Debentures are tendered (and not withdrawn) and accepted for conversion, the Proposed Amendments will be implemented by a supplemental indenture to the Indenture (the “Supplemental Indenture”).

Any Holder that tenders Debentures pursuant to the Offer must also deliver a related Consent. Holders may not tender their Debentures without delivering a related Consent, and may not deliver a Consent without tendering related Debentures. A Holder’s valid tender of such Holder’s Debentures pursuant to the Offer will be deemed to constitute such Holder’s delivery of a Consent with respect to such tendered Debentures. A Holder may not revoke a Consent without withdrawing the previously tendered Debentures to which such Consent relates. If a Holder’s Debentures are not validly tendered, or are validly tendered but validly withdrawn and not validly re-tendered at or before the Expiration Date, such Holder’s Debentures will not be accepted for conversion in the Offer.

We intend to execute the Supplemental Indenture promptly after the Acceptance Date (as defined below) if we have accepted for conversion Debentures (along with the related Consents) from Holders of at least a majority of the aggregate principal amount of the Debentures outstanding. The Proposed Amendments will not become operative until we have paid the Offer Consideration in respect of the Debentures accepted for conversion.

Our obligation to accept for conversion, and to pay the related Offer Consideration in respect of, validly tendered Debentures pursuant to the Offer is subject to the satisfaction or waiver of the conditions described in “Conditions to the Offer and Consent Solicitation” below. Subject to applicable securities laws and the terms set forth in this Prospectus, we expressly reserve the right in our sole discretion to:

•	extend the expiration date of the Offer and Consent Solicitation; and

•	otherwise amend the Offer and Consent Solicitation in any respect.

Any extension will be followed as promptly as practicable by public announcement thereof to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration

Date. Without limiting the manner in which any public announcement may be made, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other public announcement.

If there is a material change in the terms of the Offer and Consent Solicitation or the information disclosed to Holders in connection with the Offer and Consent Solicitation, we will disseminate additional Offer materials and extend such Offer and Consent Solicitation to the extent required by Rule 13(e) - 4(d)(2) and Rule 13(e) - 4(e)(3) under the Exchange Act.

None of our Board of Directors, the dealer manager, the conversion agent or the information agent is making a recommendation to any Holder, and each is remaining neutral as to whether you should tender Debentures in the Offer and give consent pursuant to the Consent Solicitation. You must make your own investment decision regarding the Offer and Consent Solicitation based upon your own assessment of the market value of the Debentures, the likely value of the Class A common stock you will receive, your liquidity needs and your investment objectives.

Acceptance of Debentures for Conversion and Payment of Offer Consideration

Upon the terms and subject to the conditions set forth in this Prospectus and the Letter of Transmittal and Consent (including if the Offer and Consent Solicitation is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, we will accept for conversion on the Acceptance Date, and pay the Offer Consideration on the Payment Date in respect of, all Debentures validly tendered (and not withdrawn) pursuant to the Offer. Such payment shall be made, in respect of each $1,000 principal amount of Debentures so tendered and accepted for conversion, by:

•	our deposit of $193.85, and of accrued and unpaid interest on such principal amount from February 15, 2006 up to, but not including, the Payment Date, in immediately available funds on or prior to the Payment Date with the conversion agent, which will act as agent for tendering Holders for the purpose of receiving such payment from us and transmitting such payment to tendering Holders; provided, that under no circumstances will interest on the Offer Consideration be paid by the conversion agent or us by reason of any delay of the conversion agent in making payment; and

•	our transfer agent’s delivery of 242.6595 shares of our Class A common stock, and cash instead of fractional shares of Class A common stock (as described below under “—Cash Instead of Fractional Shares of Class A Common Stock”).

The conversion agent will act as agent for Holders tendering Debentures for the purpose of receiving cash from us and transmitting such consideration to you, and instructing the transfer agent of our Class A common stock to deliver Class A common stock to you.

For purposes of the Offer, Debentures validly tendered for conversion (and not withdrawn) will be deemed accepted for payment on the date on which we give oral notice (confirmed in writing) or written notice of acceptance to the conversion agent (the “Acceptance Date”). Tenders of Debentures will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.

If we do not accept any tendered Debentures for conversion pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Debentures than are tendered, we will return certificates for such unconverted Debentures without expense to the tendering Holder of Debentures or, in the case of Debentures tendered by book-entry transfer of such Debentures into the conversion agent’s account at DTC pursuant to the procedures set forth below under “—Procedure for Tendering Debentures and Delivering Consents,” those Debentures will be credited to an account maintained within DTC promptly following expiration or termination of the Offer and Consent Solicitation.

In all cases, payment by the conversion agent to Holders or beneficial owners of the Offer Consideration for Debentures tendered pursuant to the Offer will be made only after timely receipt by the conversion agent of

•	certificates representing such Debentures or timely confirmation of a book-entry transfer of such Debentures into the conversion agent’s account at DTC pursuant to the procedures set forth in “—Procedure for Tendering Debentures and Delivering Consents;”

•	a properly completed and duly executed Letter of Transmittal and Consent (or manually signed facsimile thereof) or an Agent’s Message (as defined below) in lieu thereof; and

•	any other documents required by the Letter of Transmittal and Consent.

If the entire principal amount of all Debentures held by a tendering Holder is not converted pursuant to the Offer for any reason, new certificates for the principal amount of Debentures not converted will be issued (or, in the case of Debentures tendered by book-entry transfer into the conversion agent’s account at DTC, credited to the account maintained at DTC from which such Debentures were delivered) to the Holder as promptly following the Expiration Date.

Tendering Holders will not be obligated to pay brokerage fees, commissions or expenses to the dealer manager, the information agent, the conversion agent or to us. If you hold your Debentures through a broker, bank or other nominee, and your nominee tenders the Debentures on your behalf, your nominee may charge you a fee for doing so. You should consult your nominee to determine whether any charges will apply.

Any Debentures that we acquire pursuant to the Offer will be retired and cancelled.

Conditions to the Offer and Consent Solicitation

Notwithstanding any other provisions of the Offer and Consent Solicitation and in addition to (and not in limitation of) our right to extend or amend the Offer and Consent Solicitation at any time prior to the Expiration Date, we will not be required to accept for conversion or pay Offer Consideration in respect of, and may delay the acceptance for conversion and payment of Offer Consideration in respect of, any Debentures tendered pursuant to the Offer, in each such event subject to Rule 14e-1(c) under the Exchange Act, and may terminate the Offer and Consent Solicitation, if any of the following shall have occurred prior to the Expiration Date or, in the case of the following relating to government approvals, up to the Acceptance Date:

(a)	Registration Statement Effectiveness

The registration statement on Form S-4, of which this Prospectus is a part, has not been declared effective under the Securities Act prior to the Expiration Date or is subject to any stop order suspending its effectiveness or any proceedings seeking a stop order.

(b)	Other Conditions

(i)    There has been any action threatened in writing or taken, or any statute, rule, regulation, judgment, order, stay, decree or injunction promulgated, enacted, entered, enforced or deemed applicable to the Offer or Consent Solicitation, by or before any court or governmental regulatory or administrative agency or authority or tribunal, domestic or foreign, that (A) challenges the making of the Offer or Consent Solicitation or (B) might, in our reasonable judgement, prohibit, prevent, restrict or delay consummation of the Offer or Consent Solicitation;

(ii)    In our reasonable judgment, any change occurs that would or would be reasonably likely to materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, stock ownership, liabilities or prospects, or materially impair the contemplated benefits (as set forth under “—Purpose and Contemplated Benefits of the Offer and Consent Solicitation”) of the Offer or Consent Solicitation to us;

(iii)    There shall have occurred any of the following events that, in our reasonable judgment, makes it inadvisable to proceed with the Offer: (A) a material impairment in the trading market for debt securities,

(B) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States (whether or not mandatory), (C) a commencement of a war, armed hostilities or other national or international crisis directly or indirectly relating to the United States, (D) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States or (E) any significant adverse change in United States securities or financial markets generally or in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(iv)    There shall have occurred any increase or decrease of more than 10%, measured from the close of trading on March 14, 2006, in (A) the market price of our Class A common stock, or (B) either the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Companies; or

(v)    The trustee under the Indenture shall have objected in any respect to, or taken any action that would or would be reasonably likely to, in our reasonable judgment, adversely affect the consummation of the Offer or Consent Solicitation, or shall have taken any action that challenges the validity or effectiveness of the procedures used by us in the Offer or Consent Solicitation or the acceptance of the Debentures tendered for conversion.

The foregoing conditions are for our sole benefit and may be asserted by us and may be waived by us, in whole or in part, at any time and from time to time prior to the Expiration Date and, in the case of the foregoing conditions relating to governmental approvals, up to to the Acceptance Date.

If we waive a material condition of the Offer, we will disseminate additional Offer materials and extend the Offer and Consent Solicitation to the extent required by the Exchange Act.

Expiration Date

The Offer and Consent Solicitation will expire on April 13, 2006 at 5:00 p.m., New York City time, unless we extend or earlier terminate the Offer and Consent Solicitation. If we extend the Offer and Consent Solicitation, the expiration date shall be the latest date and time to which the Offer and Consent Solicitation is extended.

Cash Instead of Fractional Shares of Class A Common Stock

We are not required to issue any fractional shares of Class A common stock upon conversion of the Debentures. Instead, in lieu of fractional shares you shall receive a cash payment based upon the volume weighted average price of our Class A common stock during the five-day trading period immediately preceding the Expiration Date as calculated by us.

Procedure for Tendering Debentures and Delivering Consents

The tender by a Holder of Debentures (and our subsequent acceptance of such tender) pursuant to one of the procedures set forth below will constitute an agreement between such Holder and us in accordance with the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal and Consent.

Only Holders are authorized to tender their Debentures for conversion and deliver the related Consents. The procedures by which Debentures may be tendered by beneficial owners that are not Holders will depend upon the manner in which the Debentures are held. Subject to the terms and conditions described herein, each Holder who validly tenders Debentures pursuant to the Offer at or prior to the Expiration Date will receive the Offer Consideration in exchange for such Debentures.

Tender of Debentures Held in Physical Form.    To effectively tender Debentures held in physical form pursuant to the Offer, a properly completed Letter of Transmittal and Consent (or a facsimile thereof duly executed by the Holder thereof), the Debentures and any other documents required by the Letter of Transmittal and Consent, with the signature thereon guaranteed if required by Instruction 2 of the Letter of Transmittal and Consent, must be received by the conversion agent at its address set forth on the back cover of this Prospectus at or prior to the Expiration Date; provided, however, that the tendering Holder may instead comply with the guaranteed delivery procedure set forth below. Each Letter of Transmittal and Consent and any Debentures tendered pursuant to the Offer should be sent only to the conversion agent and should not be sent to us.

The proper completion, execution and delivery of the Letter of Transmittal and Consent and delivery of Debentures by a registered Holder of Debentures will constitute a tender of those Debentures by such Holder and consent by such Holder to the Proposed Amendments.

If Debentures are registered in the name of a person other than the person executing the Letter of Transmittal and Consent with respect to such Debentures, then, in order to validly tender such Debentures and deliver the related Consents, the Debentures must be endorsed or accompanied by an appropriate written instrument or instruments of transfer executed by such registered Holder or Holders as its or their name or names appears thereon, with the signature(s) on the Debentures or instruments of transfer guaranteed as provided below.

Tender of Debentures Held Through a Custodian.    To effectively tender Debentures that are held of record by a custodian bank, broker, trust company or other nominee, and to deliver the related Consents, the beneficial owner thereof must instruct such custodian to deliver a Letter of Transmittal and Consent on the beneficial owner’s behalf or, if applicable, to tender such Debentures through DTC.

Tender of Debentures Held Through DTC.    To effectively tender, and deliver Consents with respect to, Debentures that are held through DTC, DTC participants should either (i) properly complete and duly execute the Letter of Transmittal and Consent (or a facsimile thereof), together with any other documents required by the Letter of Transmittal and Consent, and mail or deliver the Letter of Transmittal and Consent or such facsimile to the conversion agent, for receipt by the conversion agent, at or prior to the Expiration Date or (ii) transmit their acceptance through ATOP (and thereby tender Debentures and deliver the related Consents), for which this Offer and Consent Solicitation will be eligible, and DTC will then edit and verify the acceptance and send an Agent’s Message (as defined below) to the conversion agent for its acceptance. Delivery of tendered Debentures must be made to the conversion agent pursuant to the book-entry delivery procedures set forth below or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Debentures and the related Consents, and each Letter of Transmittal and Consent, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an Agent’s Message transmitted through ATOP, is at the election and risk of the Holder tendering Debentures (and delivering the related Consents) and delivering a Letter of Transmittal and Consent and, except as otherwise provided in the Letter of Transmittal and Consent, delivery will be deemed made only when actually received by the conversion agent. If delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the conversion agent at or prior to such date.

Except as provided below, unless the Debentures being tendered are deposited with the conversion agent at or prior to the Expiration Date (accompanied by a properly completed and duly executed Letter of Transmittal and Consent or a properly transmitted Agent’s Message), we may, at our option, reject such tender. Payment of the Offer Consideration will be made only against deposit of the tendered Debentures and delivery of all required documents.

Book-Entry Delivery Procedures.    The conversion agent will establish accounts with respect to the Debentures at DTC for purposes of the Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in DTC may make book-entry delivery of the Debentures by causing DTC to transfer such Debentures into the conversion agent’s account in accordance with DTC’s procedures for such transfer. Timely book-entry delivery of Debentures pursuant to the Offer, however, requires receipt of a confirmation (a “Book Entry Confirmation”) on or before the Expiration Date. Although delivery of Debentures may be effected through book-entry transfer into the conversion agent’s account at DTC, the Letter of Transmittal and Consent (or facsimile thereof), with any required signature guarantees or an Agent’s Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to, and received by, the conversion agent at its address set forth on the back cover of this Prospectus at or prior to the Expiration Date to receive the Offer Consideration, or the guaranteed delivery procedure described below must be complied with. Tenders of Debentures will not be deemed validly made until such documents are received by the conversion agent. Delivery of documents to DTC does not constitute delivery to the conversion agent.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the conversion agent and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Debentures for conversion and that such participant has received the Letter of Transmittal and Consent and agrees to be bound by the terms of the Letter of Transmittal and Consent and we may enforce such agreement against such participant.

Signature Guarantees.    Signatures on each Letter of Transmittal and Consent must be guaranteed by a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (a “Medallion Signature Guarantor”), unless the Debentures tendered for conversion thereby are tendered (i) by a registered Holder of Debentures (or by a participant in DTC whose name appears on a security position listing as the owner of such Debentures) who has signed the Letter of Transmittal and Consent and who has not completed either the box entitled “Special Delivery Instructions” or “Special Issuance Instructions” on the Letter of Transmittal and Consent, or (ii) for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. (“NASD”), a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 promulgated under the Exchange Act (each of the foregoing being referred to as an “Eligible Institution”). See Instruction 2 of the Letter of Transmittal and Consent. If the Debentures are registered in the name of a person other than the signer of the Letter of Transmittal and Consent or if Debentures in a principal amount not accepted for payment or not tendered for conversion are to be returned to, or are to be issued to, or Offer Consideration is to be paid to, a person other than the registered Holder (or, with respect to any Debentures in book-entry form and held by a participant in DTC, are to be credited to another participant’s account at DTC), then the signatures on the Letter of Transmittal and Consent accompanying the tendered Debentures must be guaranteed by a Medallion Signature Guarantor as described above. See Instructions 2 and 5 of the Letter of Transmittal and Consent.

Guaranteed Delivery.    If a Holder desires to tender Debentures pursuant to the Offer and time will not permit the Letter of Transmittal and Consent, such Debentures or any other required documents to reach the conversion agent, or the procedures for book-entry transfer cannot be completed, at or prior to the Expiration Date, such Holder may nevertheless tender Debentures if all the following conditions are satisfied:

(i)	the tender is made by or through an Eligible Institution;

(ii)	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided herewith, or an Agent’s Message with respect to guaranteed delivery that is accepted by us, is received by the conversion agent at or prior to the Expiration Date, as provided below; and

(iii)	the tendered Debentures, in proper form for transfer (or a Book-Entry Confirmation of the transfer of such Debentures into the conversion agent’s account at DTC as described above), together with a Letter of Transmittal and Consent (or facsimile thereof) properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal and Consent or a properly transmitted Agent’s Message, are received by the conversion agent within three business days after the Expiration Date, unless we, in our sole discretion, accept receipt after such third business day.

The Notice of Guaranteed Delivery may be sent by hand delivery, facsimile transmission or mail or electronically (if in the form of an Agent’s Message) to the conversion agent and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision hereof, payment of the Offer Consideration for Debentures tendered and accepted pursuant to the Offer will, in all cases, be made only after timely receipt by the conversion agent of the tendered Debentures (or Book-Entry Confirmation of the transfer of such Debentures into the conversion agent’s account at DTC as described above) and a Letter of Transmittal and Consent (or facsimile thereof) with respect to such Debentures, properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal and Consent, or a properly transmitted Agent’s Message; provided, however, that the failure of such timely receipt shall not negate the tender made pursuant to the Notice of Guaranteed Delivery unless we, in our sole and absolute discretion, do not accept such untimely tender.

Under no circumstances will interest be paid by the conversion agent or us by reason of any delay by the conversion agent in payment to any person using the guaranteed delivery procedures. The Offer Consideration for Debentures tendered for conversion pursuant to the guaranteed delivery procedures will be the same as that for Debentures delivered for conversion to the conversion agent on or before the Expiration Date, even if the Debentures to be delivered for conversion pursuant to the guaranteed delivery procedures are not so delivered to the conversion agent, and therefore payment by the conversion agent on account of such Debentures is not made, until after the Payment Date.

Backup Federal Income Tax Withholding.    To prevent backup U.S. federal income tax withholding, each tendering Holder of Debentures that is a “U.S. Holder” (as defined in “Material United States Federal Income Tax Consequences”) must provide the conversion agent with such Holder’s correct taxpayer identification number and certify that such Holder is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal and Consent.

Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of all tenders of Debentures and deliveries of Consents will be determined by us in our sole discretion (which determination shall be final and binding). We reserve the absolute right to reject any or all tenders of any Debentures or deliveries of the related Consents determined by us not to be in proper form or if the acceptance for conversion of, or payment of Offer Consideration in respect of, such Debentures may be unlawful. Subject to the applicable rules and regulations of the SEC, we also reserve the absolute right, in our sole discretion, to waive any conditions to the Offer and Consent Solicitation (other than the registration statement effectiveness condition), or any defect or irregularity in any tender with respect to Debentures or Consents of any particular Holder. No tender of Debentures will be deemed to have been made until all defects and irregularities in the tender of such Debentures have been cured or waived. Our interpretation of the terms and conditions of the Offer and Consent Solicitation (including the Letter of Transmittal and Consent and the Instructions thereto) shall be final and binding. None of the Company, the conversion agent, the information agent, the dealer manager, the trustee under the Indenture or any other person will be under any duty to give notification of any defects or irregularities in tenders of Debentures or deliveries of Consents or will incur any liability for failure to give any such notification. Subject to the other terms and conditions described in this Prospectus, if we waive our right to reject a defective tender of Debentures or delivery of the related Consents, the Holder will be entitled to the Offer Consideration.

Withdrawal of Tendered Debentures and Revocation of Consents

Debentures tendered for conversion pursuant to the Offer may be withdrawn (and the related Consents validly revoked) at any time at or prior to the Expiration Date. A valid withdrawal of tendered Debentures at or before the Expiration Date will constitute the valid revocation of the related Consent. A holder may not revoke a Consent without withdrawing the previously tendered Debentures to which such Consent relates.

For a withdrawal of a tender of Debentures and the concurrent revocation of Consents to be effective, a letter, telex or facsimile transmission notice of withdrawal or a Request Message (as hereinafter defined) must be received by the conversion agent at or prior to the Expiration Date at its address set forth on the back cover of this Prospectus. Any such notice of withdrawal must (i) specify the name of the person who tendered the Debentures to be withdrawn, (ii) contain the description of the Debentures to be withdrawn and identify the number or numbers shown on the particular Debentures to be withdrawn (unless such Debentures were tendered by book-entry transfer) and the aggregate principal amount of such Debentures, (iii) be signed by the Holder of such Debentures in the same manner as the original signature on the Letter of Transmittal and Consent by which such Debentures were tendered (including any required signature guarantees), if any, or be accompanied by (x) documents of transfer sufficient to have the Trustee register the transfer of the Debentures into the name of the person withdrawing such Debentures and (y) a properly completed irrevocable proxy that authorized such person to effect such revocation on behalf of such Holder, (iv) state that such Holder is withdrawing such Holder’s election to have such Debentures converted pursuant to the Offer and (v) be received by the conversion agent at its address set forth on the back cover herein at or prior to the Expiration Date. In lieu of submitting a written or facsimile transmission notice of withdrawal or revocation, DTC participants may electronically transmit a request for withdrawal or revocation to DTC. DTC will then edit the request and send a request message (a “Request Message”) to the conversion agent. If the Debentures to be withdrawn have been delivered or otherwise identified to the conversion agent, a written or facsimile transmission signed notice of withdrawal or Request Message is effective immediately upon receipt of such notice or Request Message even if physical release is not yet effected. Any Debentures properly withdrawn will be deemed not validly tendered for conversion for purposes of the Offer. Withdrawn Debentures may be re-tendered by following one of the procedures described under “—Procedure for Tendering Debentures and Delivering Consents” at any time at or prior to the Expiration Date.

In addition, tenders may be withdrawn if we have not accepted for payment Debentures tendered for conversion at any time after 12:00 a.m., New York City time, on May 10, 2006. Withdrawal of Debentures and revocation of related Consents can only be accomplished in accordance with the foregoing procedures.

All questions as to the validity (including time of receipt) of notices of withdrawal and the concurrent revocation of Consents will be determined by us, in our sole discretion, and our determination shall be final and binding. Neither the conversion agent, the trustee, the dealer manager, the information agent, we, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Effects of Tenders of Debentures and Related Deliveries of Consents

By executing a Letter of Transmittal and Consent as set forth above, you irrevocably appoint our designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your Debentures tendered and accepted for conversion by us, and to the Consents relating to any such accepted Debentures. Such appointment is effective when and only to extent that we accept for conversion the Debentures that you have tendered with the conversion agent. All such proxies shall be considered coupled with an interest in the tendered Debentures and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies given by you will be revoked, and no subsequent proxies may be given (and, if given, will not be deemed effective). We will, with respect to the Debentures for which the appointment is effective, be empowered, among other things, to exercise all of your voting rights, if any, and other rights as we, in our sole discretion, deem proper.

The tender of Debentures and delivery of Consents pursuant to any of the procedures described above will constitute a binding agreement between you and us upon the terms and subject to the conditions of the Offer and Consent Solicitation.

Future Purchases

Following completion of the Offer, we may repurchase additional Debentures that remain outstanding in the open market, in privately negotiated transactions or otherwise. Future purchases of Debentures that remain outstanding after the Offer may be on terms that are more or less favorable than the Offer. However, Exchange Act Rules 14e-5 and 13e-4 generally prohibit us and our affiliates from purchasing any Debentures other than pursuant to the Offer until 10 business days after the Expiration Date of the Offer, although there are some exceptions. Future purchases, if any, will depend on many factors, which include market conditions and the condition of our business.

The Proposed Amendments

We are soliciting the consent of Holders to the Proposed Amendments. The Proposed Amendments, if adopted and effected, will eliminate the following event of default in Section 6.01(7) of the Indenture:

any default [that] occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by [Dynegy Inc.] or any of its Significant Subsidiaries [as that term is defined in the Indenture] (or the payment of which is guaranteed by [Dynegy Inc.] or any of its Significant Subsidiaries, including [Dynegy Holdings Inc.] and its Significant Subsidiaries), whether such indebtedness or guarantee now exists, or is created after the date of this Indenture, if that default:

(A)    is caused by a failure to pay principal of, or interest or premium, if any, on such indebtedness prior to the expiration of the grace period provided in such indebtedness on the date of such default (a “Payment Default”); or

(B)    results in the acceleration of such indebtedness prior to its express maturity,

and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50 million or more; provided that if such Payment Default or acceleration shall be remedied or cured by [Dynegy Inc.] or any of its subsidiaries, as appropriate, or waived by the holder of such indebtedness, in any such case before acceleration of the Debentures, then the default under this Indenture by reason thereof shall be deemed likewise to have been remedied, cured or waived without further action on the part of the [t]rustee [under this Indenture], any Holder [of Debentures] or any other person.

We intend to execute the Supplemental Indenture promptly after the Acceptance Date if we have accepted for conversion Debentures (along with the related Consents) from Holders of at least a majority of the aggregate principal amount of the Debentures outstanding. The Proposed Amendments will not become operative until we have paid the Offer Consideration in respect of the Debentures accepted for conversion.

Each non-tendering Holder will be bound by the Indenture as amended by the Supplemental Indenture even if such holder did not give its consent. If the Offer is terminated or withdrawn, the Proposed Amendments will not become effective and all consents will be deemed revoked.

For more complete information regarding the event of default to be deleted, we encourage you to review the Indenture. See “Where You Can Find More Information.”

Certain Legal and Regulatory Matters

Except as set forth in this Prospectus, we are not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for the conversion of the Debentures pursuant to the Offer. We intend to make all required filings under the Securities Act and the Exchange Act.

Financing of the Offer

The shares of Class A common stock to be issued in the Offer are available from our authorized but unissued shares of Class A common stock. Assuming full participation, we will need approximately $45,397,500 in cash to fund the cash portions of the Offer Consideration. We will use cash on hand to make these payments.

Dealer Manager

Subject to the terms and conditions set forth in the dealer manager agreement between us and Citigroup Global Markets Inc., we have retained Citigroup Global Markets Inc. to act as dealer manager in connection with the Offer and Consent Solicitation. Citigroup Global Markets Inc. will receive customary compensation for such services and will be reimbursed for reasonable out-of-pocket expenses incurred in performing its services, including reasonable fees and expenses for legal counsel. The obligations of the dealer manager are subject to certain conditions set forth in the dealer manager agreement. In addition, we have agreed to indemnify the dealer manager against certain liabilities, including liabilities under federal securities laws, or to contribute to payments that the dealer manager may be required to make in respect thereof.

The dealer manager and certain of its affiliates from time to time have provided in the past and may provide in the future investment banking, commercial lending and financial advisory services to us and certain of our affiliates in the ordinary course of business. They receive customary fees and/or commissions for such services. At any given time, the dealer manager or any of its affiliates may trade any securities of ours or our affiliates, including the Debentures and our Class A common stock, for its own account or for the account of its customers, and accordingly, may hold a long or a short position in any such securities.

Neither the dealer manager nor the conversion agent assumes any responsibility for the accuracy or completeness of the information contained in this Prospectus or any documents incorporated herein by reference or for any failure to disclose events that may have occurred and may affect the significance or accuracy of such information.

Upon the terms and subject to the conditions set forth in the dealer manager agreement, the dealer manager will assist with the mailing of this Prospectus and related materials to Holders, respond to inquiries of and provide certain information to Holders in connection with the Offer and Consent Solicitation. Questions regarding the terms of the Offer and Consent Solicitation can be directed to the dealer manager at the address and telephone number set forth on the back cover of this Prospectus.

Conversion Agent

We have retained Wilmington Trust Company to act as conversion agent for the Offer and Consent Solicitation. We will pay the Conversion Agent reasonable and customary compensation for its services in connection with the Offer and Consent Solicitation, reimburse it for its reasonable out-of-pocket expenses and indemnify it against certain liabilities and expenses in connection with the Offer and Consent Solicitation, including liabilities under federal securities laws. Each completed Letter of Transmittal and Consent, Notice of Guaranteed Delivery, notice of withdrawal and all related correspondence in connection with the Offer and Consent Solicitation should be sent or delivered by each Holder, or a beneficial owner’s custodian bank, depositary, broker, dealer, trust company or other nominee, to the conversion agent at the address set forth on the back cover page of this Prospectus.

Information Agent

Global Bondholder Services Corporation is the information agent for the Offer and Consent Solicitation. We have agreed to pay the information agent reasonable and customary fees for its services and will reimburse the information agent of its reasonable out-of-pocket expenses. All questions regarding the Offer and Consent

Solicitation, including requests for additional copies of this Prospectus, the Letter of Transmittal and Consent and other related documents, should be addressed to the information agent at its address and telephone numbers on the back cover of this Prospectus.

Transfer Taxes

You will not be obligated to pay any transfer tax in connection with the conversion of Debentures in the Offer unless you instruct us to register your shares of Class A common stock in the name of, or request that Debentures not tendered or accepted in the Offer to be returned to, a person other than the registered tendering Holder. In those cases, you will be responsible for the payment of any applicable transfer tax.

Appraisal Rights

Holders who do not tender their Debentures pursuant to the Offer will have no appraisal rights under applicable state law or otherwise.

Accounting Treatment

The accounting for the conversion of the Debentures pursuant to the offer will result in a conversion and related reclassification of the original aggregate principal amount of the Debentures to stockholders’ equity, and the recognition of ordinary expense in our statement of operations for the fair value of any additional consideration paid to encourage the conversion and accelerated amortization of previously capitalized issuance costs of the Debentures.

DESCRIPTION OF CAPITAL STOCK

Class A common stock and Class B common stock

Shares of our Class A common stock are issuable upon conversion of the Debentures and Series C preferred stock. The following summarizes some, but not all, of the terms of our Class A common stock. The following discussion is not meant to be complete and is qualified by reference to our amended and restated articles of incorporation, which we refer to as our articles of incorporation, and our amended and restated bylaws, which we refer to as our bylaws. For more information, you should read “Where You Can Find More Information.”

General

Our authorized common stock currently consists of 900 million shares of Class A common stock, no par value, and 360 million shares of Class B common stock, no par value. As of March 31, 2006, we had outstanding 305,545,195 shares of Class A common stock (excluding treasury shares) and 96,891,014 shares of Class B common stock. All of our outstanding Class B common stock is owned by Chevron U.S.A., Inc. (“CUSA”) and its affiliates.

Voting

Generally, holders of Class B common stock vote together with holders of Class A common stock as a single class on every matter acted upon by the shareholders except for the following matters:

•	the holders of Class B common stock vote as a separate class for the election of up to three of our directors, while the holders of Class A common stock vote as a separate class for the remaining directors;

•	any change to the rights, privileges or preferences of the Class B common stock, other than an amendment to our articles of incorporation or the establishment of another class or series of preferred stock in accordance with our articles of incorporation, must be approved by 66 2/3% of the outstanding shares of Class B common stock voting as a separate class; and

•	any amendment to the provisions of our articles of incorporation addressing the voting rights of holders of Class A and Class B common stock or to Section 7 of Article III or Article X of our bylaws requires the approval of 66 2/3% of the outstanding shares of Class B common stock voting as a separate class, and the affirmative vote of a majority of the shares of Class A and Class B common stock, voting together as a single class, except that no such shareholder approval is required with respect to an amendment to Section 7 of Article III or Article X of our bylaws if such amendment is approved by a majority of the directors elected by holders of Class B common stock present at a meeting where such amendment is considered and by a majority of all our directors.

Holders of Class A and Class B common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of Class A common stock may cumulate votes in connection with the election of directors. The election of directors and all other matters will be by a majority of votes represented and entitled to vote, except as otherwise provided by law.

Dividends; Liquidation

Subject to the preferences of any preferred stock, holders of Class A and Class B common stock have equal ratable rights to dividends out of funds legally available for that purpose, when and if dividends are declared by the board. Holders of Class A common stock and Class B common stock are entitled to share ratably, as a single class, in all of our assets available for distribution to holders of shares of common stock upon our liquidation or dissolution or the winding up of our affairs, after payment of our liabilities and any amounts to holders of preferred stock.

Conversion

A share of Class B common stock automatically converts into a share of Class A common stock upon the transfer to any person other than CUSA or its affiliates. Additionally, shares of Class A common stock acquired by CUSA or one of its affiliates automatically convert into Class B common stock. However, each share of Class B common stock will automatically convert into a share of Class A common stock if the holders of all Class B common stock cease to own collectively 15% of our outstanding common stock.

Additional Rights

Holders of our Class A and Class B common stock generally are not entitled to preemptive rights, subscription rights, or redemption rights, except that CUSA is entitled to preemptive rights under the Amended and Restated Shareholder Agreement dated August 11, 2003 between us and CUSA. The rights and preferences of holders of our common stock are subject to the rights of any series of preferred stock that we may issue.

Anti-Takeover Effects of Illinois Law

Certain provisions of the IBCA, including as described below, and our articles of incorporation and bylaws could, together or separately, discourage potential acquisition proposals or delay or prevent a change of control of Dynegy, even when shareholders consider such a transaction to be in their best interest. Accordingly, such provisions may limit the price that certain investors might be willing to pay in the future for shares of our common stock.

We are subject to Section 7.85 of the IBCA and, at such times as a certain amount of shares are held by or a certain number of shareholders of record are Illinois residents, Section 11.75 of the IBCA. These statutes place restrictions on business combinations (defined to include mergers and many other types of transactions) between certain Illinois corporations and interested shareholders defined to generally include (i) the owner of 15% or more of the outstanding voting shares of the corporation or (ii) an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting shares of the corporation at any time in the previous three years. Section 7.85 of the IBCA requires, in addition to any other requirements imposed by law or a corporation’s articles of incorporation, that a business combination involving a corporation and an interested shareholder be approved by: (a) the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the corporation entitled to vote generally in the election of directors, voting together as a single class (but with the votes per share specified in the corporation’s articles of incorporation) and (b) the affirmative vote of a majority of the voting shares held by disinterested shareholders. These voting requirements will not apply if (A) the business combination is approved by two-thirds of the disinterested directors or (B)(1) the price paid to the shareholders of the corporation in such business combination is, generally, the higher of fair market value (as defined in the statute) or the highest price per share paid by the interested shareholder (or any affiliate) in acquiring its shares, (2) the interested shareholder has not acquired additional voting shares after the transaction in which he became an interested shareholder; (3) the interested shareholder has not received special benefits and the shareholders have been provided information describing the proposed business combination; and (4) certain other conditions are met relating to the form and amount of consideration paid, the absence of dividend defaults on preferred stock or reductions in dividends on common shares (except as approved by two-thirds of the disinterested directors).

Section 11.75 of the IBCA prohibits a business combination (as defined in the statute) involving a corporation and an interested shareholder for three years after such shareholder becomes an interested shareholder unless: (i) before such date, our Board of Directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder, (ii) upon completion of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting shares outstanding at the time such transaction commenced (excluding shares owned by directors who are also officers and shares owned by certain employee stock plans), or (iii) on or after such date, the business combination is approved by the board and authorized at a meeting of the shareholders by 66 2/3% of the outstanding voting shares not owned by the interested shareholder.

Section 8.85 of the IBCA permits directors to consider the interests of other constituencies, such as the interests of employees and communities, in responding to a takeover. Apart from the voting requirements of IBCA Sections 11.75 and 7.85, the IBCA and our articles of incorporation generally require approval of the holders of 66 2/3% of the outstanding shares of Class A and Class B common stock (voting as a single class) to effect a merger or sale of all or substantially all of our assets.

Transfer Agent

The transfer agent and registrar for our common stock is Mellon Investor Services L.L.C.

Series C Preferred Stock

On August 11, 2003, we issued in a private offering to CUSA 8,000,000 shares of our Series C preferred stock, established under a statement of resolution. The following summarizes some, but not all, of the terms of our Class C preferred stock. The following discussion is not meant to be complete and is qualified by reference to the statement of resolution and other documents that govern the Series C preferred stock. For more information, you should read “Where You Can Find More Information.”

General

Our authorized preferred stock currently consists of 70 million shares of preferred stock, no par value. As of March 31, 2006, we had outstanding 8 million shares of Series C preferred stock, all of which is currently owned by CUSA. The Series C preferred stock was issued with an initial liquidation value of $50.00 per share and is convertible into shares of our Class A common stock at an initial ratio of 8.65 shares of Class A common stock to one share of Series C preferred stock, subject to certain adjustments summarized below.

Ranking

The Series C preferred stock ranks, with respect to dividend rights and rights upon liquidation, winding up or dissolution:

•	junior to:

•	all our debt existing as of the date that the Series C preferred stock was initially issued) and future debt obligations; and

•	each class or series of our capital stock that has terms which provide that such class or series will rank senior to the Series C preferred stock;

•	on a parity with parity stock, which is any other class or series of our capital stock that has terms which provide that class or series will rank on a parity with the Series C preferred stock; and

•	senior to junior stock, which is our common stock (including our Class A common stock and Class B common stock) and each class or series of our capital stock that has terms which provide that class or series will rank junior to the Series C preferred stock.

Dividends

The holders of the shares of Series C preferred stock are entitled to receive dividends at the annual rate of 5.5% of the liquidation value per share of Series C preferred stock, or $2.75 per year. The right of the holders of the shares of Series C preferred stock to receive dividend payments is subject to the rights of any holders of shares of senior stock and parity stock. We are required to pay dividends on the Series C preferred stock on a dividend payment date, unless (a) we do not have funds legally available for such payment, (b) we are subject to contractual restrictions that prevent us from making the payment, or (c) we elect to defer payment of dividends as described below. If the full cash dividends are not paid to the holders of all outstanding shares of Series C preferred stock and any parity stock, and funds available are insufficient to pay the amounts to which they are then entitled, the entire amount available for payment remaining after the distributions to holders of any senior stock will be distributed among the holders of the Series C preferred stock and any parity stock ratably in proportion to the full amount to which they would otherwise be entitled, and any remainder not paid to the holders of the Series C preferred stock will cumulate as provided below. If, on any dividend payment date, the holders of the Series C preferred stock do not receive the full dividends to which they are entitled, then such dividends will be deferred and will cumulate. During any periods when there are deferred dividends outstanding, the holders of the Series C preferred stock will be entitled to receive additional dividends at the rate of 5.5% per annum on the aggregate amount of deferred dividends outstanding during such period.

So long as any shares of Series C preferred stock are outstanding, we are not permitted, unless all dividends due to the holders of Series C preferred stock have been paid, to (i) declare or pay on any junior stock any dividend or distribution whatsoever, (other than dividends payable in shares of the class or series upon which such dividends are declared or paid, or payable in shares of common stock with respect to junior stock other than common stock, together with cash in lieu of fractional shares), (ii) purchase or redeem any junior stock, or (iii) pay or make available any monies for a sinking fund for the purchase or redemption of any junior stock.

At our election, we may defer payment of cash dividends on the Series C preferred stock for up to ten consecutive semi-annual dividend payment periods, provided that no deferral may (i) extend beyond August 11, 2033 or (ii) end on a date other than a regular dividend payment date.

Redemption

We must redeem all of the then outstanding shares of Series C preferred stock at a redemption price equal to $50.00 per share, plus any accrued but unpaid dividends, on the “mandatory redemption date,” which is the earlier to occur of (i) August 11, 2033 and (ii) a deferral period event, which occurs when deferred dividends have not been paid for ten consecutive dividend periods.

On or after August 11, 2013, we may redeem the Series C preferred stock, in whole or in part, at the redemption price. If less than all of the outstanding shares of the Series C preferred stock are to be redeemed, such shares will be redeemed pro rata as determined by our Board of Directors in its sole discretion.

Liquidation Value

Upon our voluntary or involuntary liquidation, dissolution or winding up, each holder of Series C preferred stock will be entitled to payment, out of our assets available for distribution, of an amount equal to the liquidation value per share of Series C preferred stock, which is $50.00, plus accrued and unpaid dividends, held by that holder. If, upon our voluntary or involuntary liquidation, dissolution or winding up, the amounts payable with respect to shares of Series C preferred stock and all other parity stock are not paid in full, the holders of shares of Series C preferred stock and the holders of the parity stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and the amount equal to all accrued and unpaid dividends to which each such holder is entitled.

Conversion Rights

Shares of Series C preferred stock are convertible into shares of Class A common stock in the circumstances discussed below. Additionally, any shares of Class A common stock acquired through such conversion by CUSA or its affiliates automatically convert into shares of our Class B common stock.

The holders of Series C preferred stock may, at any time or from time to time, convert any shares of Series C preferred stock into fully paid and nonassessable shares of Class A common stock at the conversion price in effect on the conversion date, which we refer to as an optional conversion; provided however, no right of optional conversion may be exercised unless the closing price of our Class A common stock for each of the 20 trading days immediately before the proposed conversion date is at least 100% of the conversion price then in effect. As of March 31, 2006, each share of Series C preferred stock is convertible into 8.65 shares of Class A common stock. This is calculated by dividing (A) the $50.00 original purchase price for each share (as adjusted for stock dividends, combinations or splits with respect to such shares) by (B) the conversion price in effect on the conversion date. The current conversion price is set at $5.78 per share (subject to adjustment for stock dividends, combinations or splits with respect to such shares).

On or after the third anniversary of the “cross-over date” (as defined in the statement of resolution), we may, at our option, cause the Series C preferred stock to convert into shares of Class A common stock at any time the closing price of our Class A common stock exceeds 130% of the conversion price in effect on the conversion date for at least 20 trading days within any period of 30 consecutive trading days before the exercise of our conversion right. Upon such mandatory conversion, holders of Series C preferred stock shall receive accrued and unpaid dividends on such Series A preferred stock as of the conversion date, payable at our election in cash or shares of common stock or a combination thereof.

Upon a change of control, we, or such successor entity, as the case may be, will make appropriate provision so that the holder of each share of Series C preferred stock then outstanding will have the right thereafter, to convert such share of Series C preferred stock into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale, reclassification, change or conveyance by a holder of the number of shares of common stock into which such share of Series C preferred stock might have been converted immediately before such transaction, subject to such adjustment which will be as nearly equivalent as may be practicable to the adjustments detailed above provided for stock dividends, rights or warrant offerings, extraordinary cash dividends and other distributions. These provisions will similarly apply to successive consolidations, mergers, conveyances or transfers.

The conversion price is subject to adjustment from time to time for stock dividends, subdivisions, combinations, reclassifications, rights or warrant offerings, cash dividends and other distributions.

Voting Rights

Holders of the Series C preferred stock are not entitled to any voting rights except as required by law. Notwithstanding the foregoing, so long as any shares of Series C preferred stock remain outstanding, we will not, without the consent of the holders of at least a majority of the shares of Series C preferred stock outstanding at the time:

(1) issue shares of, or increase the authorized number of shares of, any class or series of stock ranking before the outstanding Series C preferred stock as to dividends or upon liquidation unless such stock is designated and/or issued in connection with (i) a bona fide transaction where the consideration paid for such shares consists primarily of cash or (ii) a board-approved acquisition of any business or entity by us where such senior stock comprises all or a portion of the purchase price thereof; or

(2) amend our amended and restated articles of incorporation or the resolutions contained in the statement of resolution if the amendment would, with respect to the shares of Series C preferred stock:

(a) increase or decrease the aggregate number of authorized shares;

(b) effect an exchange, reclassification, or cancellation of all or part of the shares;

(c) change the designations, preferences, qualifications, limitations, restrictions, or special or relative rights of the shares;

(d) divide the shares into series and fix or authorize our Board of Directors to fix the variations in the relative rights and preferences between the shares of such series;

(e) change the shares into the same or a different number of shares of the same class or another class or classes;

(f) create a right of exchange, of all or any part of the shares of another class into shares of Series C preferred stock;

(g) create a new class of shares having rights and preferences superior to those of the Series C preferred stock;

(h) cancel or otherwise affect dividends on the shares of Series C preferred stock which had accumulated but had not been declared; or

(i) limit or deny the voting rights of the shares of Series C preferred stock.

Offer to Repurchase

Upon the occurrence of a change of control (as defined in the documents governing the Series C preferred stock), we are required to make an offer which we refer to as a change of control offer, to each holder of shares of Series C preferred stock to repurchase all or any part of each such holder’s shares of Series C preferred stock at an offer price in cash equal to 100% of the liquidation value per share as of the change of control payment date (as defined below). We refer to this payment as the change of control payment. We are required to comply with the requirements of Rule 14e-1 under the Exchange Act and any other relevant securities laws and regulations if applicable in connection with the repurchase of shares of Series C preferred stock as a result of a change of control, and we are prohibited from violating the Series C preferred stock’s statement of resolution by reason of any act, including any failure to act, required by such rule or other applicable law or regulation.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Except as otherwise indicated herein, the following discussion sets forth the opinion of the Company’s counsel, Mayer, Brown, Rowe & Maw LLP, regarding the material U.S. federal income tax consequences of conversion pursuant to the Offer, and, with respect to non-U.S. Holders (as defined below), the ownership and disposition of Class A common stock received upon tender of the Debentures by a Holder. Except where otherwise stated, this discussion deals only with Debentures and Class A common stock held as capital assets (generally, property held for investment) by a beneficial owner that purchased the Debentures upon original issuance at their original issue price.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated under the Code and administrative and judicial interpretations, all as in effect on the date hereof. These income tax laws, regulations and interpretations, however, may change at any time, possibly with retroactive effect. This discussion does not address the effect of any U.S. federal estate and gift tax laws, or any state, local or foreign tax laws.

As used herein, a “U.S. Holder” is a beneficial owner of Debentures that is one of the following for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A “non-U.S. Holder” is a beneficial owner of Debentures who is not a U.S. Holder, and is not a partnership (or other entity treated as a partnership for U.S. federal income tax purposes). If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Debentures or Class A common stock, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors regarding the U.S. federal income tax consequences of the conversion pursuant to the Offer and the ownership and disposition of Class A common stock.

This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances. In addition, this discussion does not address all the tax consequences that may be relevant to beneficial owners that are subject to special tax treatment, such as:

•	dealers in securities or currencies;

•	financial institutions;

•	tax-exempt investors;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	insurance companies;

•	real estate investment companies;

•	regulated investment companies;

•	persons holding Debentures or Class A common stock as part of a hedging, conversion, integrated or constructive sale transaction;

•	persons holding Debentures or Class A common stock as part of a straddle; or

•	U.S. Holders whose functional currency is not the United States dollar.

We have treated, and we will continue to treat, the Debentures as indebtedness for U.S. federal income tax purposes. However, it is possible that the Internal Revenue Service (the “IRS”) could contend that the Debentures should be treated as an equity interest in, rather than indebtedness of, the Company. The remainder of this discussion assumes that the Debentures constitute indebtedness for U.S. federal income tax purposes.

No statutory, administrative or judicial authority directly addresses the U.S. federal income tax consequences of conversion pursuant to the Offer. As a result, the tax consequences of conversion pursuant to the Offer and of the receipt of the Conversion Consideration are unclear in certain respects, as described herein. No assurance can be given that the IRS or the courts will agree with the tax consequences as described herein. If the tax consequences are not as described herein, the timing, amount and character of any income, gain, or loss could be materially and adversely different from the description below. You should consult your own tax advisor regarding the particular tax consequences to you of conversion pursuant to the Offer and of the ownership of Class A common stock, including the tax consequences under state, local, foreign and other tax laws.

Tax Consequences to Holders Who Do Not Participate in the Offer

Under general principles of U.S. federal income tax law, the modification of a debt instrument can give rise to a deemed exchange upon which gain or loss may be realized if the modified debt instrument differs materially either in kind or in extent from the original debt instrument. If the deletion of the cross-default and cross-acceleration provisions in the indenture under which the Debentures were issued is a “significant modification”, it would result in such a deemed exchange. The Company does not believe that the deletion of the cross-default and cross-acceleration provisions deletion would constitute a significant modification. Furthermore, even if the deletion of the cross-default and cross-acceleration provisions did result in a deemed exchange as described above, such exchange would be expected to qualify as a “recapitalization” within the meaning of section 368(a)(1)(E) of the Code, so that no gain or loss would be recognized for United States federal income tax purposes as a result of the deemed exchange. Therefore, a holder who does not exchange its Debentures pursuant to the Offer and continues to hold the Debentures would not have a taxable event for U.S. federal income tax purposes as a result of the Offer. Such holders of Debentures will recognize income in respect of the Debentures at the same time and in the same amounts as they would have recognized had the Offer not occurred.

U.S. Federal Income Tax Consequences of Conversion Pursuant to the Offer

It is the opinion of the Company’s counsel, Mayer, Brown, Rowe & Maw LLP, that the tender of the Debentures in exchange for the Conversion Consideration and Class A common stock (which is sometimes referred to below as the “Conversion”) should be treated for U.S. federal income tax purposes as a “recapitalization” within the meaning of section 368(a)(1)(E) of the Code. The fact that counsel’s opinion is not an unqualified opinion concerning the status at the Conversion as a recapitalization is explained in the next paragraph discussing the possibility, although unlikely in counsel’s opinion, that the IRS may successfully take a different position. The Conversion will qualify as a recapitalization for U.S. federal income tax purposes only if, among other things, the Debentures qualify as “securities” for these purposes. Whether a debt instrument is a “security” for U.S. federal income tax purposes depends on a number of factors, including the term to maturity of the instrument at the time of issuance. Counsel believes that the Debentures constitute “securities” for this purpose. Consistent with counsel’s opinion that the Conversion should be treated as a “recapitalization,” such recapitalization should have the following results: a beneficial owner that converts its Debentures pursuant to the Offer will recognize (A) interest income to the extent amounts are attributable to accrued interest not previously included in income and (B) capital gain, except to the extent of any accrued market discount not previously included in gross income, which would be recognized as ordinary income, in an amount equal to the lesser of

(1) the Premium and (2) the excess of the fair market value of our Class A common stock (including fractional shares) and the Premium received in the Conversion over the beneficial owner’s adjusted tax basis in the Debentures tendered in the exchange. The tax basis of our Class A common stock (including fractional shares) received upon Conversion will be the same as the tax basis of the Debentures tendered, increased by the amount of gain recognized, if any, and reduced by the amount of the Premium. The holding period of our Class A common stock so received will include the holding period of the Debentures tendered. A beneficial owner will recognize long-term capital gain on the receipt of cash in lieu of a fractional share of Class A common stock as if such fractional share had been issued and then redeemed by the Company.

The IRS may take the position that the Conversion is not a recapitalization. Instead, for example, the IRS could take the position, contrary to the opinion of counsel expressed above, that its rulings governing the treatment of the conversion of convertible debt override the rules governing recapitalizations even when the conversion otherwise meets the requirements of a recapitalization. In that case the IRS could conclude that the Conversion is a conversion of the Debentures pursuant to their terms which does not rise to the level of an exchange under Code Section 1001, which is a condition to qualifying as a recapitalization and that the Premium must be recognized as ordinary income in its entirety. In such case, the exchange of Debentures for Class A common stock pursuant to the Conversion would not be taxable to the extent of any amounts received, except for (i) cash that is attributable to accrued interest not previously included in income, and (ii) the Premium, which would be taxable as ordinary income. Other characterizations are also possible.

Non-U.S. Holders

The following discussion applies only to non-U.S. Holders. Special rules may apply to you if you are a “controlled foreign corporation,” “passive foreign investment company,” or in certain circumstances a U.S. expatriate, and such non-U.S. Holders should consult their own tax advisors with respect to their particular tax consequences.

Conversion Pursuant to the Offer

If, consistent with the opinion of the Company’s counsel, Mayer, Brown, Rowe & Maw LLP, the Conversion constitutes a “recapitalization” for U.S. federal income tax purposes, any gain realized by a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax unless:

•	the non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met;

•	the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder in the United States; or

•	the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes. We do not believe we are or have been a United States real property holding corporation. Even if we are or have been a United States real property holding corporation, so long as our Class A common stock continues to be regularly-traded on an established securities market, you will not be subject to U.S. federal income or withholding tax on the conversion if you owned, actually or by attribution, (at any time during the shorter of the five year period preceding the date of disposition or your holding period), Debentures that did not have as of any date on which Debentures were acquired by such non-U.S. Holder a fair market value greater than the fair market value of five percent of our Class A common stock.

If, instead, the Conversion is treated for U.S. federal income tax purposes as a conversion of the Debentures into Class A common stock, and the Premium is treated as ordinary income that is not interest, a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the conversion of a Debenture into Class A common stock, but the Premium will be subject to tax. The Company does not intend to withhold on any portion of the Premium paid to non-U.S. Holders. Non-U.S. Holders should be aware that even if the Premium is treated as ordinary income other than interest, they may be entitled to an exemption from, or reduction of, U.S. federal income tax with respect to the Premium pursuant to an applicable income tax treaty.

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on amounts received attributable to accrued interest provided that (1) such amounts are not effectively connected with the conduct of a trade or business by the non-U.S. Holder in the United States, (2) the non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of the Company’s stock entitled to vote, (3) the non-U.S. Holder is not a controlled foreign corporation that is related to the Company through stock ownership, (4) the non-U.S. Holder is not a bank whose receipt of interest on the Debentures is described in section 881(c)(3)(A) of the Code, and (5) either (a) the non-U.S. Holder provides its name and address on an IRS Form W-8BEN (or successor form) and certifies, under penalty of perjury, that it is not a United States person or (b) a securities clearing organization, bank or other financial institution holding the Debentures on behalf of the non-U.S. Holder certifies, under penalty of perjury, that it has received an IRS Form W-8BEN (or successor form) from the non-U.S. Holder and provides a copy thereof.

Class A common stock

Sale or Exchange of Class A common stock

A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or exchange of Class A common stock unless:

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or exchange and certain other conditions are met;

•	such gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States and, if certain United States income tax treaties apply, is attributable to a United States permanent establishment maintained by the non-U.S. Holder; or

•	the Company is or has been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held our Class A common stock. We do not believe we are or have been a United States real property holding corporation. Even if we are, or were to become, a United States real property holding corporation, no adverse tax consequences would apply to a non-U.S. Holder if it holds, actually or by attribution, at all times during the applicable period, less than five percent of our Class A common stock, provided that our Class A common stock continues to be regularly-traded on an established securities market.

Dividends

Distributions on Class A common stock after conversion will constitute a dividend for U.S. federal income tax purposes to the extent of the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends generally will be subject to U.S. federal income withholding tax at a 30% rate, except where an applicable United States income tax treaty provides for the reduction or elimination of such withholding tax or where the dividends are effectively connected with the conduct of a trade or business in the United States, which is more fully described below.

Income or Gains Effectively Connected With A United States Trade or Business

If a non-U.S. Holder is engaged in a trade or business in the United States and if dividends on our Class A common stock, or gain realized on the sale, exchange or other disposition of our Class A common stock, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the non-U.S. Holder in the United States), the non-U.S. Holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), generally will be required to pay U.S. federal income tax on such dividends or gain on a net income basis in the same manner as if the non-U.S. Holder were a U.S. Holder. The non-U.S. Holder would be required, under currently effective Treasury regulations, to provide the Company with a properly executed IRS

Form W-8ECI (or successor form) in order to claim an exemption from U.S. withholding tax. In addition, if the non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable United States income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

Information Reporting And Backup Withholding

U.S. Holders

Information reporting requirements will apply to payments of the Conversion Consideration unless you are an exempt recipient such as a corporation. A backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number, a certification of exempt status, or otherwise fail to comply with applicable information reporting requirements.

Non-U.S. Holders

We must report annually to the IRS and to each non-U.S. Holder the amount of interest on the Debentures and dividends paid on our Class A common stock to the non-U.S. Holder, and the tax withheld therefrom, regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting these amounts may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. Holder is resident.

A non-U.S. Holder will not be subject to additional information reporting or to backup withholding at the applicable rate (currently 28%) with respect to payments of interest on the Debentures or dividends on our Class A common stock provided the holder has furnished to the payor or broker a valid IRS Form W-8BEN certifying, under penalties of perjury, its status as a non-U.S. person or otherwise established an exemption.

The payment of the proceeds of the conversion, sale or other disposition of the Debentures or our Class A common stock by a non-U.S. Holder to or through the U.S. office of any broker, U.S. or non-U.S., will be reported to the IRS and reduced by backup withholding at the applicable rate, unless the non-U.S. Holder certifies its status as a non-U.S. person under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the sale or other disposition of our Class A common stock by a non-U.S. Holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the sale or other disposition of our Class A common stock by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding at the applicable rate, unless the non-U.S. Holder certifies its status as a non-U.S. person under penalties of perjury or otherwise establishes an exemption or the broker has specified documentary evidence in its files that the holder is a non-U.S. person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex, and non-U.S. Holders are urged to consult their own tax advisors regarding the application of these rules to them with respect to their particular tax consequences.

INTERESTS OF DIRECTORS AND OFFICERS

We are not aware of any of our directors, executive officers or controlling persons, or any of their affiliates or associates, that own Debentures or will be tendering Debentures pursuant to the Offer. Neither we, nor any of our subsidiaries or associates nor, to the best of our knowledge, any of our directors or executive officers, nor any affiliates of any of the foregoing, have engaged in any transactions in the Debentures during the 60 days prior to the date hereof.

FEES AND EXPENSES

We will bear the fees and expenses relating to the Offer. We are making the principal solicitation by mail and overnight courier. However, where permitted by applicable law, additional solicitations may be made by facsimile, telephone, email or in person by the dealer manager and information agent, as well as by our officers and regular employees and those of our affiliates. We will also pay the conversion agent and the information agent reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses. We will indemnify each of the conversion agent, the dealer manager and the information agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC’s Web site at www.sec.gov or through our web site at www.dynegy.com. However, the information on our web site does not constitute a part of this Prospectus and is not incorporated herein by reference.

You may obtain a copy of these filings, at no cost, by writing or telephoning our Investor Relations Department at the following address:

Dynegy Inc.

1000 Louisiana, Suite 5800

Houston, Texas 77002

Attention: Investor Relations Department

Telephone: (713) 507-6400

DOCUMENTS INCORPORATED BY REFERENCE

The following documents heretofore filed by us with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) are incorporated by reference in this Prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	Our Current Report on Form 8-K filed on January 6, 2006;

•	Our Current Report on Form 8-K filed on March 9, 2006;

•	Our Current Report on Form 8-K filed on March 16, 2006;

•	Our Current Report on Form 8-K filed on March 17, 2006:

•	Our Current Report on Form 8-K filed on March 29, 2006:

•	Our Current Report on Form 8-K filed on March 30, 2006;

•	Our Current Report on Form 8-K/A filed on April 3, 2006; and

•	The description of our common stock which is contained on our Registration Statement on Form 8-A/A, filed on January 16, 2004, under the Exchange Act, as amended by our Registration Statement on Form 8-A/A filed on March 15, 2006 and including any amendment or report filed for the purpose of updating such description.

In addition, all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the Expiration Date (other than information furnished pursuant to Item 2.02 or Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of any Current Report on Form 8-K, unless expressly stated otherwise in such Current Report on Form 8-K) are also incorporated by reference in this Prospectus.

Any statement contained herein or incorporated by reference in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supercedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

We will provide without charge to each person to whom this Prospectus is delivered upon request of such person a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to us at our address above.

LEGAL MATTERS

The validity of our Class A common stock offered hereby and certain tax matters will be passed upon by Mayer, Brown, Rowe & Maw LLP, Houston, Texas.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Dynegy Inc. incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report (which contains explanatory paragraphs that emphasize the Company’s substantial litigation and restatement of its consolidated financial statements as described in the Explanatory Note to the consolidated financial statements and which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of West Coast Power LLC incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Dynegy Inc. for the year ended December 31, 2005 have been so incorporated in reliance on the report (which contains an explanatory paragraph that emphasizes West Coast Power LLC’s substantial litigation) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

MISCELLANEOUS

We are not aware of any jurisdiction in which the making of the Offer and Consent Solicitation is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the Offer and Consent Solicitation or the acceptance of Class A common stock pursuant to the Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer and Consent Solicitation will not be made to (nor will tenders of Debentures for conversion and related Consents to the Proposed Amendments be accepted from or on behalf of) any Holders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer and Consent Solicitation to be made by a licensed broker or dealer, the Offer and Consent Solicitation will be deemed to be made on our behalf by the dealer manager or one or more registered brokers or dealers licensed under the laws of the jurisdiction.

Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, we have filed with the Commission an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the Offer and Consent Solicitation. Such Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under the caption “Where You Can Find More Information.”

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation may not be relied upon as having been authorized by us or the dealer manager.

Completed Letters of Transmittal and Consent and any other documents required in connection with tenders of Debentures for conversion should be directed to the conversion agent at the address set forth below.

The Conversion Agent for the Offer and Consent Solicitation is:

Wilmington Trust Company

By Registered or Certified Mail:	By Regular Mail & Overnight Courier:	In Person By Hand Only:

Rodney Square North 1100 North Market Street Wilmington, DE 19890-1615 Attention: Alisha Clendaniel	Rodney Square North 1100 North Market Street Wilmington, DE 19890-1615 Attention: Alisha Clendaniel	Rodney Square North 1100 North Market Street Wilmington, DE 19890-1615 Attention: Alisha Clendaniel

By Facsimile Transmission:	Confirm by Telephone:
(302) 636-4139	(302) 636-6470

Any requests for assistance in connection with the Offer and Consent Solicitation or for additional copies of this Prospectus or related materials may be directed to the information agent at the address or telephone numbers set forth below. A Holder may also contact such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer and Consent Solicitation is:

Global Bondholder Services Corporation

65 Broadway—Suite 704

New York, NY 10006

Attention: Corporate Actions

Banks and brokers: (212) 430-3774

Toll free: (866) 470-4200

Any questions relating to the Offer and Consent Solicitation may be directed to the dealer manager at the address and telephone number set forth below.

The Dealer Manager for the Offer and Consent Solicitation is:

Citigroup Global Markets Inc.

390 Greenwich Street, 5th Floor

New York, New York 10013

Attention: Equity-Linked Capital Markets

Telephone: (800) 655-7450 (toll-free)

(212) 723-7450 (collect)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 8.75 of the Illinois Business Corporation Act, as amended (the “IBCA”), empowers Illinois corporations to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, so long as such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. For actions or suits by or in the right of the Registrant, no indemnification is permitted in respect of any claim, issue or matter as to which such person is adjudged to be liable to the Registrant, unless and only to the extent that, the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper. Any indemnification (unless ordered by a court) will be made by the Registrant only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth above. Such determination shall be made with respect to a person who is a director or officer at the time of the determination (1) by the majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by committee of the directors designated by a majority vote of the directors, even though less than a quorum, or (3) if there are no such directors, or if the directors so direct, by independent legal counsel in a written opinion, or (4) by the shareholders. To the extent that a present or former director, officer or employee of the Registrant has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding described above or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, if the person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any bylaws, agreement, vote of shareholders or otherwise.

Section 8.75 also authorizes the Registrant to buy and maintain insurance on behalf of any director, officer, employee or agent of the Registrant, or a person who is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of the person’s status as such, whether or not the Registrant has the power to indemnify the person against such liability.

Our articles of incorporation require indemnification of directors and officers, and our bylaws allow indemnification of employees and agents generally in accordance with the language of Section 8.75. Additionally, our articles of incorporation authorize us to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee or agent, or was or is serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against or incurred by them in such capacity or arising out of their status as such whether or not we would have the power to indemnify such person against such liability under the applicable provisions of the amended and restated articles of incorporation.

Item 21.	Exhibits

See the Exhibit Index immediately preceding the Exhibits included as part of this Registration Statement.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any Prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. To respond to requests for information that is incorporated by reference into the Offer pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

5. To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired or involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 20 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 5, 2006.

DYNEGY INC.

By:	/s/ BRUCE A. WILLIAMSON
Name:	Bruce A. Williamson
Title:	Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ BRUCE A. WILLIAMSON Bruce A. Williamson	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	April 5, 2006

/s/ HOLLI C. NICHOLS Holli C. Nichols	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	April 5, 2006

/s/ CAROLYN J. STONE Carolyn J. Stone	Senior Vice President and Controller (Principal Accounting Officer)	April 5, 2006

/s/ * Charles E. Bayless	Director	April 5, 2006

/s/ * David W. Biegler	Director	April 5, 2006

/s/ * Linda Walker Bynoe	Director	April 5, 2006

/s/ * Thomas D. Clark, Jr.	Director	April 5, 2006

/s/ * Barry J. Galt	Director	April 5, 2006

/s/ * Patricia A. Hammick	Director	April 5, 2006

/s/ * George L. Mazanec	Director	April 5, 2006

/s/ * Robert C. Oelkers	Director	April 5, 2006

/s/ * Howard B. Sheppard	Director	April 5, 2006

/s/ * Joe J. Stewart	Director	April 5, 2006

/s/ * William L. Trubeck	Director	April 5, 2006

/s/ * Rebecca B. Roberts	Director	April 5, 2006

*By:	/S/ J. KEVIN BLODGETT
J. Kevin Blodgett, Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

3.1+	Amended and Restated Articles of Incorporation of Dynegy Inc. (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A of Dynegy Inc., filed with the SEC on April 25, 2001)

3.2+	Amended and Restated Bylaws of Dynegy Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Dynegy Inc., filed with the SEC on November 21, 2005)

5.1+	Opinion of Mayer, Brown, Rowe & Maw LLP

8.1	Opinion of Mayer, Brown, Rowe & Maw LLP as to Tax Matters

12.1	Statement Regarding Computation of Ratios

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of PricewaterhouseCoopers LLP (with respect to West Coast Power LLC)

23.3	Consent of Mayer, Brown, Rowe & Maw LLP as to Tax Matters (included in Exhibit 8.1)

24.1+	Powers of Attorney

99.1	Form of Letter of Transmittal and Consent

99.2	Form of Notice of Guaranteed Delivery

99.3	Form of Letter to Brokers, Dealers, Commercial banks, Trust Companies and Other Nominees

99.4	Form of Letter to Clients

+	Previously filed